SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

     CNPJ/MF 76.483.817/0001-20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

QUARTERLY INFORMATION

ITR

March 2010

TABLE OF CONTENTS
FINANCIAL STATEMENTS		3
Balance Sheets		3
Statement of Operations		5
Statement of Changes in Shareholders Equity		6
Statement of Cash Flows		7
NOTES TO THE QUARTERLY INFORMATION		9
1	Operations	9
2	Presentation of the Quarterly Information	10
3	Changes in the Brazilian Accounting Practices	11
4	Cash and Cash Equivalents	12
5	Customers and Distributors, Net	13
6	CRC Transferred to the Government of the State of Paraná	14
7	Taxes and Social Contribution	16
8	Account for Compensation of Portion A Variations	21
9	Guarantees and Escrow Deposits	23
10	Other Receivables	24
11	Inventories	24
12	Judicial Deposits	25
13	Receivables from Related Parties	26
14	Investments	27
15	Property, Plant, and Equipment	33
16	Intangible assets	39
17	Loans and Financing	42
18	Debentures	49
19	Suppliers	52
20	Accrued Payroll Costs	54
21	Post-Employment Benefits	54
22	Regulatory Charges	56
23	Research and Development and Energy Efficiency	57
24	Other Accounts Payable	58
25	Reserve for Contingencies	58
26	Non-Controlling Shareholding Interests	60
27	Share Capital	61
28	Operating Revenues	62
29	Deductions from Operating Revenues	63
30	Operating Costs and Expenses	63
31	Financial Income (Losses)	68
32	Electric Energy Trading Chamber - CCEE	69
33	Financial Instruments	70
34	Related-Party Transactions	74
35	Financial Statements by Subsidiary	78
36	Statement of Operations Broken Down by Company	80
37	Statement of Added Value	81
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER		83
38	Distribution	83
39	Management	86
40	Investor Relations	87
41	Rates	88
42	Economic and Financial Performance	89
OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)		92
COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE		94
INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION		95

FINANCIAL STATEMENTS

Balance Sheets
As of March 31, 2010 and December 31, 2009
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated
			31/03/2010	31/12/2009	31/03/2010	31/12/2009
1	TOTAL ASSETS		10,331,199	10,148,860	13,854,965	13,833,496
1.01	CURRENT ASSETS		1,190,650	1,375,986	3,700,425	3,827,745
1.01.01	Cash and cash equivalents	4	383,657	479,044	1,695,486	1,696,152
1.01.02	Receivables		806,993	896,942	1,899,824	2,037,403
1.01.02.01	Customers		-	-	1,108,549	1,072,558
1.01.02.01.01	Customers and distributors, net	5	-	-	1,096,506	1,063,840
1.01.02.01.02	Telecommunications services, net		-	-	12,043	8,718
1.01.02.02	Other Receivables		806,993	896,942	791,275	964,845
1.01.02.02.01	Dividends receivable	13	699,274	696,279	7,452	5,135
1.01.02.02.02	Service in progress		-	-	95,012	92,472
1.01.02.02.03	CRC transferred to State Government	6	-	-	50,709	49,549
1.01.02.02.04	Taxes and social contribution	7	107,552	121,541	267,630	352,412
1.01.02.02.05	Deferred regulatory assets - CVA	8	-	-	183,355	218,500
1.01.02.02.06	Other regulatory assets		-	-	8,763	17,526
1.01.02.02.07	Bonds and securities		1	78,959	3,448	78,959
1.01.02.02.08	Collaterals and escrow deposits	9	164	161	120,364	113,701
1.01.02.02.09	Other receivables	10	2	2	54,542	36,591
1.01.03	Inventories	11	-	-	105,115	94,190
1.02	NONCURRENT ASSETS		9,140,549	8,772,874	10,154,540	10,005,751
1.02.01	Long-Term Receivables		1,100,145	1,078,363	1,944,594	1,950,037
1.02.01.01	Sundry Receivables		91,557	89,942	1,944,594	1,950,037
1.02.01.01.01	Customers and distributors, net	5	-	-	58,035	51,377
1.02.01.01.02	Telecommunications services		-	-	1,011	1,011
1.02.01.01.03	CRC transferred to State Government	6	-	-	1,225,025	1,205,025
1.02.01.01.04	Taxes and social contribution	7	64,879	62,521	450,369	438,978
1.02.01.01.05	Deferred regulatory assets - CVA	8	-	-	41,195	98,963
1.02.01.01.06	Bonds and securities		-	-	40,937	40,103
1.02.01.01.07	Collaterals and escrow deposits	9	-	-	24,748	24,195
1.02.01.01.08	Judicial deposits	12	24,920	25,662	86,219	73,436
1.02.01.01.09	Other Receivables	10	1,758	1,759	17,055	16,949
1.02.01.02	Receivables from Related Parties	13	1,008,588	988,421	-	-
1.02.01.02.01	From subsidiaries		1,008,588	988,421	-	-
1.02.02	Permanent Assets		8,040,404	7,694,511	8,209,946	8,055,714
1.02.02.01	Investments	14	8,020,795	7,674,713	431,982	395,565
1.02.02.01.01	Equity in investees		105,224	76,987	411,576	375,140
1.02.02.01.03	Equity in subsidiaries		7,901,948	7,584,097	-	-
1.02.02.01.05	Other investments		13,623	13,629	20,406	20,425
1.02.02.02	Property, Plant, and Equipment	15	-	-	7,619,855	7,528,432
1.02.02.03	Intangible Assets	16	19,609	19,798	158,109	131,717

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheets

As of March 31, 2010 and December 31, 2009
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated
			31/03/2010	31/12/2009	31/03/2010	31/12/2009

2	TOTAL LIABILITIES		10,331,199	10,148,860	13,854,965	13,833,496
2.01	CURRENT LIABILITIES		168,868	221,111	1,672,557	1,841,162
2.01.01	Loans and financing	17	9,294	15,868	77,760	81,698
2.01.02	Debentures	18	4,518	17,238	4,518	54,195
2.01.03	Suppliers	19	664	579	557,410	543,529
2.01.04	Taxes, fees, and contributions	7	69,570	102,465	396,413	536,453
2.01.05	Dividends payable		84,630	84,630	91,233	90,806
2.01.06	Payroll, social charges, and accruals	20	158	271	173,305	206,957
2.01.08	Other		34	60	371,918	327,524
2.01.08.01	Post-employment benefits	21	29	45	20,930	22,505
2.01.08.02	Deferred regulatory liabilities - CVA	8	-	-	71,001	25,020
2.01.08.03	Other regulatory liabilities		-	-	4,189	8,315
2.01.08.04	Regulatory charges	22	-	-	46,826	29,523
2.01.08.05	R & D and Energy Efficiency	23	-	-	112,779	121,005
2.01.08.06	Other accounts payable	24	5	15	116,193	121,156
2.02	NONCURRENT LIABILITIES		1,108,289	1,097,688	2,815,409	2,908,736
2.02.01	Noncurrent liabilities		1,108,289	1,097,688	2,815,409	2,908,736
2.02.01.01	Loans and financing	17	389,595	388,254	844,026	784,144
2.02.01.02	Debentures	18	600,000	600,000	600,000	753,384
2.02.01.03	Reserves for contingencies	25	34,437	26,642	486,360	474,544
2.02.01.06	Other		84,257	82,792	885,023	896,664
2.02.01.06.01	Suppliers	19	-	-	168,103	175,796
2.02.01.06.02	Taxes and social contributions	7	84,257	82,792	156,477	174,406
2.02.01.06.03	Post-employment benefits	21	-	-	356,442	352,976
2.02.01.06.04	Deferred regulatory liabilities - CVA	8	-	-	23,667	25,020
2.02.01.06.05	Other regulatory liabilities		-	-	15	26
2.02.01.06.06	R & D and Energy Efficiency	23	-	-	102,309	90,493
2.02.01.06.07	Deferred revenues		-	-	74,994	74,994
2.02.01.06.08	Other payables	24	-	-	3,016	2,953
2.04	NON-CONTROLLING SHAREHOLDERS' INTERESTS	26	-	-	312,957	253,537
2.05	SHAREHOLDERS' EQUITY		9,054,042	8,830,061	9,054,042	8,830,061
2.05.01	Paid-in stock capital	27	4,460,000	4,460,000	4,460,000	4,460,000
2.05.02	Capital Reserves		838,340	838,340	838,340	838,340
2.05.04	Profit Reserves		3,531,721	3,531,721	3,531,721	3,531,721
2.05.04.01	Legal reserves		428,912	428,912	428,912	428,912
2.05.04.02	Retained earnings		3,102,809	3,102,809	3,102,809	3,102,809
2.05.06	Accrued Earnings		223,981	-	223,981	-

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Operations

As of March 31, 2010 and March 31, 2009
(In thousands of reais, except net income per share)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated
			31/03/2010	31/12/2009	31/03/2010	31/12/2009
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	28	-	-	2,344,556	2,077,541
3.01.01	Electricity sales to final customers		-	-	882,406	752,679
3.01.02	Electricity sales to distributors		-	-	380,486	334,583
3.01.03	Use of the power grid		-	-	952,408	869,601
3.01.04	Telecommunications revenues		-	-	29,998	23,615
3.01.05	Distribution of piped gas		-	-	70,856	62,293
3.01.06	Other operating revenues		-	-	28,402	34,770
3.02	DEDUCTIONS FROM GROSS REVENUES	29	-	-	(843,646)	(720,912)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	1,500,910	1,356,629
3.04	COST OF SALES AND/OR SERVICES	30	-	-	(1,138,622)	(880,299)
3.04.01	Energy purchased for resale		-	-	(586,909)	(429,340)
3.04.02	Charges for the use of the power grid		-	-	(184,566)	(122,701)
3.04.03	Personnel and management		-	-	(140,462)	(129,868)
3.04.04	Pension and healthcare plans		-	-	(20,580)	3,562
3.04.05	Materials and supplies		-	-	(14,008)	(11,810)
3.04.06	Raw materials and supplies for electricity generation		-	-	(5,559)	(5,693)
3.04.07	Natural gas and supplies for the gas business		-	-	(34,151)	(37,666)
3.04.08	Third-party services		-	-	(52,221)	(48,210)
3.04.09	Depreciation and amortization		-	-	(92,796)	(91,704)
3.04.10	Other costs		-	-	(7,370)	(6,869)
3.05	GROSS OPERATING INCOME		-	-	362,288	476,330
3.06	OTHER INCOME (EXPENSES)		223,013	270,569	(30,172)	(63,085)
3.06.01	Sales expenses	30	-	-	(12,865)	(10,973)
3.06.02	General and administrative expenses	30	(2,940)	(2,466)	(71,177)	(64,955)
3.06.03	Interest income (expenses)	31	8,093	509	66,483	32,538
3.06.03.01	Interest income		30,535	31,297	119,964	87,771
3.06.03.02	Interest expenses		(22,442)	(30,788)	(53,481)	(55,233)
3.06.05	Other Operating Expenses	30	(7,984)	(2,450)	(54,127)	(30,869)
3.06.05.01	Other revenues (expenses), net		(7,984)	(2,450)	(54,127)	(30,869)
3.06.06	Equity in results of investees	14	225,844	274,976	41,514	11,174
3.07	OPERATING INCOME (LOSSES)		223,013	270,569	332,116	413,245
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		223,013	270,569	332,116	413,245
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	7	(997)	-	(150,050)	(106,298)
3.11	DEFERRED INCOME TAX	7	1,965	1,502	47,761	(31,081)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	26	-	-	(5,846)	(3,795)
3.15	NET INCOME FOR THE PERIOD		223,981	272,071	223,981	272,071

	NET INCOME PER SHARE - in reais		0.8185	0.9942
The accompanying notes are an integral part of these quarterly financial statements.

Statement of Changes in Shareholders Equity

As of March 31, 2010

(In thousands of reais)

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total
Balance as of December 31, 2009	4,460,000	838,340	428,912	3,102,809	-	8,830,061
Net income for the quarter	-	-	-	-	223,981	223,981
Balance as of March 31, 2010	4,460,000	838,340	428,912	3,102,809	223,981	9,054,042
The accompanying notes are an integral part of these quarterly financial statements.

  Statement of Cash Flows
for the quarters ended on March 31, 2010 and 2009
(In thousands of reais)

	Note	Parent Company		Consolidated
		2010	2009	2010	2009

Cash flows from operating activities
Net income for the period		223,981	272,071	223,981	272,071

Adjustments for the reconciliation of net income with the generation of cash by operating activities:
Allowance for doubtful accounts	30.f	-	-	5,714	4,396
Depreciation	15	-	-	98,047	96,793
Amortization of intangible assets - concession	16	189	189	958	958
Amortization of intangible assets - other	16	-	-	692	882
Unrealized monetary and exchange variations, net		4,447	8,585	(13,763)	18,231
Result of equity in subsidiaries and investees	14	(225,844)	(274,976)	(41,514)	(11,174)
Deferred income tax and social contribution	7.a	(1,965)	(1,502)	(47,761)	31,081
Variations in regulatory assets and liabilities (CVA), net	8	-	-	141,692	(87,695)
Variations in other regulatory assets and liabilities, net		-	-	4,626	896
Provision for contingencies	25	7,795	2,274	12,049	5,155
Provision (reversal) for post-employment benefits	21	-	-	6,956	(23,997)
Provision for R&D and energy efficiency	23	-	-	8,769	2,777
Write-off of investments	14	6	-	6	-
Write-off of property, plant, and equipment, net	15	-	-	4,355	3,509
Write-off of intangible assets, net	16	-	-	16	202
Noncontrolling interest		-	-	5,846	(3,795)

Increase (decrease) in assets
Customers and distributors		-	-	(44,025)	2,151
Telecommunications services		-	-	(3,407)	(1,424)
Interest on shareholders' equity and dividends received from investees		2,789	245,290	2,789	2,289
Construction in progress		-	-	(2,540)	5,139
CRC transferred to State Government	6	-	-	32,274	32,742
Recoverable taxes		13,596	11,949	86,578	18,654
Inventories		-	-	(10,925)	(7,889)
Judicial deposits		742	(2)	(13,082)	1,397
Other receivables		1	1,375	(17,994)	(30,636)

Increase (decrease) in liabilities
Loans and financing - interest paid	17	(14,587)	(22,983)	(33,762)	(43,487)
Debentures - interest paid	18	(25,541)	(50,483)	(41,223)	(56,262)
Provisions for contingencies	25	-	-	(3,368)	(7,935)
Suppliers		85	(100)	1,950	44,409
Taxes and social contribution		(33,872)	(22,079)	(127,262)	(118,286)
Payroll and labor accruals		(113)	(81)	(33,652)	10,080
Post-employment benefits		(16)	(15)	(5,065)	(4,165)
Regulatory charges		-	-	17,303	(9,875)
Research and development and energy efficiency		-	-	(8,641)	(21,017)
Other accounts payable		(10)	-	(4,536)	(2,162)
Noncontrolling interest		-	-	53,574	4,069

Net cash provided (used) by operating activities		(48,317)	169,512	255,655	128,082
(next page)

  Statement of Cash Flows
for the quarters ended on March 31, 2010 and 2009
(In thousands of reais)

	Note	Parent Company		Consolidated
		2010	2009	2010	2009
Cash flows from investing activities
Bonds and securities		78,958	-	75,558	-
Collaterals and escrow deposits		-	(30,000)	(5,075)	(20,983)
Additions to investments	14	(126,028)	(21)	(30)	(21)
Additions to property, plant, and equipment	15	-	-	(205,533)	(180,932)
Additions to intangible assets	16	-	-	(28,057)	(10,164)
Customer contributions	15	-	-	15,069	11,830
Proceeds from sale of property, plant, and equipment	15	-	-	87	1,550
Net cash used by investing activities		(47,070)	(30,021)	(147,981)	(198,720)
Cash flows from financing activities
Loans and financing issued	17	-	-	80,059	-
Payment of the principal amount of loans and financing	17	-	-	(10,491)	(15,361)
Payment of the principal amount of debentures	18	-	(133,360)	(177,908)	(133,360)
Net cash used by financing activities		-	(133,360)	(108,340)	(148,721)

Increase (decrease) in cash and cash equivalents		(95,387)	6,131	(666)	(219,359)
Cash and cash equivalents at the beginning of the period	4	479,044	318,455	1,696,152	1,813,576
Cash and cash equivalents at the end of the period	4	383,657	324,586	1,695,486	1,594,217
Variation in cash and cash equivalents		(95,387)	6,131	(666)	(219,359)
The accompanying notes are an integral part of these financial statements

Supplemental cash flow information
Income tax and social contribution paid on net income		-	5,422	174,342	162,571

NOTES TO THE QUARTERLY INFORMATION

as of March 31, 2010

(in thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of the Special Listings of the São Paulo Stock Exchange (BOVESPA) and on stock exchanges in the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL s wholly-owned subsidiaries are: COPEL Geração e Transmissão S.A., COPEL Distribuição S.A., and COPEL Telecomunicações S.A.

COPEL Geração e Transmissão has a 51% stake in Consórcio Energético Cruzeiro do Sul, an independent power producer which won the concession for the Mauá Hydroelectric Power Plant.

The other companies controlled by COPEL are: Companhia Paranaense de Gás Compagas (51%), ELEJOR Centrais Elétricas do Rio Jordão S.A. (70%), COPEL Empreendimentos Ltda. (100% owned by COPEL Geração e Transmissão), UEG Araucária Ltda. (20% owned by COPEL and 60% owned by COPEL Empreendimentos), Centrais Eólicas do Paraná Ltda. (30% owned by COPEL and 70% owned by COPEL Geração e Transmissão), Dominó Holdings S.A. (45%, controlled jointly with the other shareholders).

On December 28, 2006, UEG Araucária signed a lease agreement with Petróleo Brasileiro S.A. -Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for periods which have been extended several times until December 31, 2011, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

2 Presentation of the Quarterly Information

Authorization for the publication of this quarterly report was granted at Meeting of the Board of Officers held on May 10, 2010.

The present quarterly information report is in accordance with the accounting practices adopted in Brazil, with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and Law no. 11,941/2009, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Consolidation

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with COPEL s accounting practices and have been proportionally consolidated, applying COPEL s ownership percentage to each item of these statements.

All other subsidiaries follow the accounting practices adopted by COPEL, and the accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2009.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company.

The Parent Company s investments in the shareholders equities of subsidiaries, their shareholders equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the liabilities section of the balance sheets and in the statement of operations, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL s share in the consortium.

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 35, and their statements of operations are featured in Note 36, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

We have not identified any adjustments which could have an impact on the Company s income and on its shareholders equity as of March 31, 2009.

3 Changes in the Brazilian Accounting Practices

With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

COPEL, pursuant to CVM Ruling no. 603/09, has chosen to present its quarterly information reports during 2010 in accordance with the accounting practices in effect until December 31, 2009 and to adjust the 2009 data according to these practices, for purposes of comparison, at least until the 2010 financial statements are presented.

The technical pronouncements issued by CPC and approved by CVM rulings, for mandatory application as of 2010, and the technical interpretations (ICPCs) applicable to COPEL, in light of its operations, are:

CPC / ICPC	Title
CPC 15	Business combinations
CPC 16	Inventories
CPC 18	Investments in subsidiaries and investees
CPC 19	Investments in Joint Ventures
CPC 20	Cost of loans
CPC 21	Interim statements
CPC 22	Information by segments
CPC 23	Accounting policies, changes in estimates, and error correction
CPC 24	Subsequent event
CPC 25	Provisions, contingent liabilities, and contingent assets
CPC 26	Presentation of financial statements
CPC 27	Property, Plant, and Equipment
CPC 30	Revenues
CPC 31	Noncurrent assets maintained for sale and discontinued operations
CPC 32	Taxes on income
CPC 33	Employee benefits
CPC 36	Consolidated statements
CPC 37	Initial adoption of international accounting standards (IFRS 1)
CPC 38	Financial instruments: recognition and measurement
CPC 39	Financial instruments: presentation
CPC 40	Financial instruments: evidence
CPC 43	Initial adoption of CPC Pronouncements 15 to 40
ICPC 01	Concession agreements (IFRIC 12)
ICPC 03	Complementary aspects of leasing operations (IFRIC 4, SIC 15, and SIC 27)
ICPC 08	Accounting for proposed dividend payments
ICPC 09	Individual financial statements, separate financial statements, consolidated financial statements, and application of the equity method
ICPC 10	Interpretation of the initial application to p., p.,& e. and investment assets of technical pronouncements CPCs 27,28,37, and 43

The Company is currently reviewing and quantifying the impacts of the changes introduced by these new pronouncements, given their complexity and scope. In the case of identification of adjustments resulting from the adoption of the new accounting practices as of January 1, 2010, COPEL will assess the effects these changes would have had on its 2009 financial statements, for purposes of comparison, as if they had been in effect since the beginning of the fiscal year ended of December 31, 2009.

4	Cash and Cash Equivalents

.
	Parent Company		Consolidated
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Cash and banks	387	166	64,863	79,617
Short term investments
Federal banks	383,270	478,878	1,628,227	1,614,023
Private banks	-	-	2,396	2,512
	383,270	478,878	1,630,623	1,616,535
	383,657	479,044	1,695,486	1,696,152

Short term investments are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short term investments comprise Certificates of Deposit (CDs) issued by official banks; transactions with buyback commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it; and quotas in investment funds which hold government issued securities (managed by official banks). These investments have yielded on average 100% of the variation of the Interbank Deposit Certificate rate as of March 31, 2010 and December 31, 2009.

5	Customers and Distributors

		Not yet	Overdue for	Overdue for	Consolidated
		due	up to 90 days	over 90 days	Total
					31.03.2010	31.12.2009
Consumers
Residential		101,404	84,880	5,751	192,035	189,728
Industrial		110,862	12,656	40,509	164,027	176,972
Commercial		76,932	26,702	4,082	107,716	109,523
Rural		15,750	7,690	187	23,627	20,950
Government agencies		17,117	8,918	3,721	29,756	38,154
Public lighting		13,133	238	180	13,551	13,317
Public services		11,843	292	5	12,140	12,388
Unbilled		166,785	-	-	166,785	170,960
Installment receivables - current		81,697	4,089	11,427	97,213	97,422
Installment receivables - noncurrent		55,165	-	-	55,165	48,036
Low income customer rates		17,387	-	-	17,387	11,386
Penalties on overdue bills		3,497	3,933	2,981	10,411	9,985
State Government-"Luz Fraterna" Program		4,062	4,088	2,168	10,318	4,030
Gas supply		19,386	749	776	20,911	14,726
Other receivables		15,927	11,614	12,906	40,447	15,432
Other receivables - noncurrent		2,870	-	-	2,870	3,341
		713,817	165,849	84,693	964,359	936,350
Distributors
Electricity sales
CCEAR - auction		126,071	-	-	126,071	127,854
Bilateral contracts		28,107	-	123	28,230	27,836
Electricity sales - CCEE (Note 32)		57,228	-	105	57,333	40,609
Reimbursement to generation companies		178	24	21	223	303
		211,584	24	249	211,857	196,602
Charges for use of the power grid
Power grid		14,036	-	2,378	16,414	15,109
Basic Network and connection grid		21,239	168	186	21,593	21,174
		35,275	168	2,564	38,007	36,283

Provision for doubtful accounts (a)		-	-	(59,682)	(59,682)	(54,018)
		960,676	166,041	27,824	1,154,541	1,115,217
31.03.2010	Current	902,641	166,041	27,824	1,096,506
	Noncurrent	58,035	-	-	58,035
31.12.2009	Current	870,535	179,263	14,042		1,063,840
	Noncurrent	51,377	-	-		51,377

a) Allowance for doubtful accounts

COPEL s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

.		Additions /
	Consolidated	(reversals)	Consolidated
	31.12.2009		31.03.2010
Consumers and distributors
Residential	6,245	3,660	9,905
Industrial	40,101	1,433	41,534
Commercial	5,863	596	6,459
Rural	185	(122)	63
Government agencies	1,272	95	1,367
Public lighting	149	-	149
Public services	-	2	2
Concession and permission holders	203	-	203
	54,018	5,664	59,682

The applied criteria, in addition to taking into account management s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

6 Recoverable Rate Deficit CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of long-term installments

			Consolidated
		31.03.2010	31.12.2009
2011		41,053	52,845
2012		57,914	56,359
2013		61,766	60,107
2014		65,873	64,105
2015		70,254	68,368
2016		74,927	72,915
2017		79,910	77,764
2018		85,224	82,936
2019		90,892	88,451
2020		96,937	94,334
2021		103,383	100,607
2022		110,259	107,298
2023		117,592	114,434
After 2023		169,041	164,502
		1,225,025	1,205,025

Changes in CRC balances

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total
As of December 31, 2009	49,549	1,205,025	1,254,574
Interest	20,184	-	20,184
Monetary variation	103	33,147	33,250
Transfers	13,147	(13,147)	-
Amortization	(32,274)	-	(32,274)
As of March 31, 2010	50,709	1,225,025	1,275,734

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total
As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	21,242	-	21,242
Monetary variation	(73)	(11,994)	(12,067)
Transfers	12,222	(12,222)	-
Amortization	(32,742)	-	(32,742)
As of March 31, 2009	47,782	1,248,554	1,296,336

7	Taxes and Social Contribution

		Parent Company		Consolidated
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Current assets
Deferred IRPJ/CSLL (a)	5,232	5,625	46,110	41,238
IRPJ/CSLL paid in advance (b)	102,320	115,916	188,053	279,241
ICMS (VAT) paid in advance	-	-	31,105	29,868
PIS/Pasep and Cofins taxes paid in advance	-	-	1,195	908
Other taxes paid in advance	-	-	1,167	1,157
	107,552	121,541	267,630	352,412
Noncurrent assets
Deferred IRPJ/CSLL (a)	64,879	62,521	363,336	355,021
ICMS (VAT) paid in advance (c)	-	-	87,033	83,957
	64,879	62,521	450,369	438,978
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	65,583	80,443
IRPJ/CSLL payable	-	-	66,377	123,486
ICMS (VAT) payable	-	-	152,618	164,209
PIS/Pasep and Cofins payable	-	13,948	16,835	24,687
Tax Recovery Programs (d)	68,100	81,114	87,367	107,974
Income tax withheld on IOC	-	6,534	-	29,027
Other taxes	1,470	869	7,633	6,627
	69,570	102,465	396,413	536,453
Noncurrent liabilities
Deferred IRPJ/CSLL (a)	-	-	22,594	42,756
ICMS (VAT) payable	-	-	460	547
Tax Recovery Programs (d)	84,257	82,792	133,423	131,103
	84,257	82,792	156,477	174,406

a) Deferred income and social contribution taxes

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the healthcare plan are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred income and social contribution taxes credits have been recorded as follows:

		Parent Company		Consolidated
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Current assets
Tax loss carryforwards	5,111	5,545	5,111	5,545
Pension and healthcare plans	-	-	4,281	4,172
Passive CVA	-	-	24,140	8,507
Other temporary additions	121	80	12,578	23,014
	5,232	5,625	46,110	41,238
Noncurrent assets
Tax loss carryforwards and negative tax basis	8,010	8,006	17,806	17,802
Pension and healthcare plans	-	-	120,848	119,669
Other temporary additions	-	-	-	-
Provisions for contingencies	34,720	32,068	149,920	149,066
Provision for doubtful accounts	1,478	1,839	23,933	22,350
FINAN provision	3,291	3,291	3,291	3,291
Passive CVA	-	-	8,046	8,507
Provisions for regulatory liabilities	-	-	12,598	7,705
Provision for effects of network charges	-	-	6,922	6,922
Amortization of goodwill	17,380	17,317	19,972	19,709
	64,879	62,521	363,336	355,021
(-) Current liabilities
Active CVA	-	-	62,341	74,290
Surplus power	-	-	263	195
Other temporary exclusions	-	-	2,979	5,958
	-	-	65,583	80,443
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	14,007	33,647
TUSD, aquiculture, and irrigation rates	-	-	81	155
Gas supply	-	-	8,506	8,954
	-	-	22,594	42,756
	70,111	68,146	321,269	273,060

The Company s Fiscal Council has reviewed and the Board of Directors has approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. The consolidated estimated realizable amount for 2010 is negative on account of the realization of deferred income tax and social contribution liabilities. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

			Parent Company			Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount
2009	5,624	963	-	(39,205)	33,377	-
2010	-	-	5,232	-	-	(19,473)
2011	-	-	16,523	-	-	94,596
2012	-	-	6,297	-	-	39,319
2013	-	-	2,873	-	-	32,321
2014	-	-	3,227	-	-	58,576
2015 to 2017	-	-	1,555	-	-	37,810
Until 2019	-	-	34,404	-	-	78,120
	5,624	963	70,111	(39,205)	33,377	321,269

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

c) Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

d) Tax recovery programs

						Parent Company
		Benefits -		Updated debt	Advance	Updated debt
	Debt amount	Law 11.941	SELIC Interest	amount	payment	amount
Refis Program - INSS (1)	35,068	-	-	35,068	-	35,068

Law no. 11.941/09 (2)
COFINS tax - lawsuit	196,839	(60,174)	3,763	140,428	(23,139)	117,289
	196,839	(60,174)	3,763	140,428	(23,139)	117,289
	231,907	(60,174)	3,763	175,496	(23,139)	152,357

						Consolidated
		Benefits -		Updated debt	Advance	Updated debt
	Debt amount	Law 11.941	SELIC Interest	amount	payment	amount
Refis Program - INSS (1)	35,068	-	-	35,068	-	35,068
Law no. 11.941/09 (2)
IRPJ	42,538	(8,762)	932	34,708	(5,637)	29,071
CSLL	5,925	(1,460)	123	4,588	(785)	3,803
COFINS tax	43,956	(9,853)	938	35,041	(5,825)	29,216
PIS/PASEP tax	9,543	(2,139)	204	7,608	(1,265)	6,343
COFINS tax - lawsuit	196,839	(60,174)	3,763	140,428	(23,139)	117,289
	298,801	(82,388)	5,960	222,373	(36,651)	185,722
	333,869	(82,388)	5,960	257,441	(36,651)	220,790

Their effects the statement of operations for the first quarter of 2010, taking into account financial expenses, are: R$ 2,442 in the Parent Company statements and R$ 3,867 in the consolidated statements.

1) Social Security Tax Recovery Plan (REFIS INSS)

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount (net of interest and fines) of R$ 82,540, retroactive to March 1, 2000. At the end of this period, a balance remained, pending a ruling by the fiscal authority regarding the right by COPEL to use certain tax credits, which were later rejected.

On September 14, 2006, COPEL signed up for a new tax recovery program, called Special Installment Plan or PAEX, created under Provisional Measure no. 303/06, to pay off the remaining balance under REFIS taking advantage of the benefits of this plan (80% discount off the penalties imposed and 30% off interest due), resulting, according to Social Security's initial calculation, in the amount of R$ 37,782 to be paid in six installments, adjusted according to the SELIC interest rate. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to restore the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and lowered 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. COPEL, however, has disputed this claim, requesting that the calculations that supposedly justify this charge be presented. As of the date of these statements, INSS has not yet made a final decision on how it will calculate the grand total of this debt, thus it has suspended the collection of the respective credits.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

2) Installment Plan Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, COPEL was granted immunity from the levy of COFINS tax on power sales from 1995 until June 2001. Even though this ruling was final, the Federal Revenue Service (RFB) issued COPEL two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. COPEL has thus reclassified the corresponding risk of loss as probable, since there s consolidated legal precedent in favor of the federal government.

As this lawsuit was reclassified as probable loss, in November 2009 COPEL chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit in the amount of R$ 184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$ 136,665, which, restated according to the SELIC interest rate as of March 31, 2010 (pursuant to article 3, paragraph 3, of that law), totals R$ 140,428.

The Company also included in this installment plan fiscal debts owed by COPEL Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$ 48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/09), the amount of this debt as of March 31, 2010 was R$ 39,296. COPEL further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$ 53,499, which, taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/09), amounted to R$ 42,649 as of March 31, 2010.

With the payment of installments and the accrual of SELIC interest as of March 31, 2010, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$ 257,441.

As of the date of these statements, there has been no consolidation of installments by RFB.

COPEL has rigorously fulfilled its obligations in connection with these installment plans.

e) Reconciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Income before IRPJ and CSLL	223,013	1,082,752	332,116	1,427,228
IRPJ and CSLL (34%)	(75,824)	(368,136)	(112,919)	(485,258)
Tax effects on:
Interest on capital	-	78,200	-	78,200
Dividends	843	142,680	843	3,295
Equity in results of investees	75,943	70,660	13,270	1,575
FINAM - (losses) and gains	-	(183)	-	(183)
Present value adjustment - Compagas	-	-	(59)	(912)
Nondeductible expenses	-	-	(431)	(917)
Tax benefit - Law no. 11.941/09	-	20,460	-	27,904
Tax incentives	-	-	438	3,530
Other	6	-	(3,431)	(4,560)
Current IRPJ and CSLL	(997)	-	(150,050)	(287,602)
Deferred IRPJ and CSLL	1,965	(56,319)	47,761	(89,724)
Actual rate - %	-0.4%	5.2%	30.8%	26.4%

IRPJ = Corporate income tax
CSLL = Social contribution on net income

8 Deferred regulatory assets CVA

The regulatory assets and liabilities accounts (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

Under Resolution no. 839, dated June 23, 2009, ANEEL authorized COPEL Distribuição to apply, as of June 24, 2008, an average rate increase of 18.04% to its rates for sales to final customers, of which 11.42% correspond to the annual rate review and 6.62% correspond to financial components, including the Portion A regulatory asset (CVA), which amounts to R$ 252,951, composed of two installments: CVA being processed for rate year 2008-2009, in the amount of R$ 264,025, and CVA balance from previous years to be offset, in the amount of (R$ 11,074).

COPEL expects that the amounts classified as long-term assets will be recovered by June 2011.

Breakdown of CVA balances

		Current		Noncurrent
Consolidated		assets		assets
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Recoverable CVA variations, 2009 tariff adjustment
Fuel Consumption Account - CCC	3,741	7,482	-	-
Use of transmission installations (Basic Network)	10,526	21,052	-	-
Electricity purchased for resale (Itaipu)	24,518	49,036	-	-
Charges for system services - ESS	8,519	17,038	-	-
Energy Development Account - CDE	3,069	6,139	-	-
Incentives to Alternative Energy Sources - PROINFA	5,493	10,986	-	-
Electricity purchased for resale (CVA Energy)	3,096	6,191	-	-
Transmission of electricity purchased from Itaipu	807	1,613	-	-
	59,769	119,537	-	-
Recoverable CVA variations, 2010 tariff adjustment
Fuel Consumption Account - CCC	41,958	17,166	13,986	17,166
Use of transmission installations (Basic Network)	39,292	18,277	13,097	18,277
Electricity purchased for resale (Itaipu)	31,827	23,042	10,609	23,042
Energy Development Account - CDE	6,146	2,830	2,049	2,830
Incentives to Alternative Energy Sources - PROINFA	2,895	252	965	252
Electricity purchased for resale (CVA Energy)	-	36,547	-	36,547
Transmission of electricity purchased from Itaipu	1,468	849	489	849
	123,586	98,963	41,195	98,963
	183,355	218,500	41,195	98,963

		Current		Noncurrent
Consolidated		liabilities		liabilities
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
CVA variations subject to offsetting, 2010 tariff adjustment
Charges for system services - ESS	65,979	25,020	21,993	25,020
Electricity purchased for resale (CVA Energy)	5,022	-	1,674	-
	71,001	25,020	23,667	25,020
	71,001	25,020	23,667	25,020

Changes in the CVA

	Balance as of					Balance as of
	31.12.2009	Deferral	Amortization	Restatement	Transfers	31.03.2010
Assets
Fuel Consumption Account - CCC	41,814	20,818	(3,970)	1,023	-	59,685
Use of transmission installations (Basic Network)	57,606	15,080	(11,129)	1,358	-	62,915
Electricity purchased for resale (Itaipu)	95,120	(4,314)	(25,892)	2,040	-	66,954
Charges for system services - ESS	17,038	-	(9,003)	484	-	8,519
Energy Development Account - CDE	11,799	2,410	(3,240)	295	-	11,264
Incentives to Alternative Sources - PROINFA	11,490	3,307	(5,801)	357	-	9,353
Electricity purchased for resale (CVA Energy)	79,285	(71,371)	(3,352)	(1,466)	-	3,096
Transmission of electricity purchased from Itaipu	3,311	226	(851)	78	-	2,764
	317,463	(33,844)	(63,238)	4,169	-	224,550
Current	218,500	(21,954)	(63,238)	4,011	46,036	183,355
Noncurrent	98,963	(11,890)	-	158	(46,036)	41,195
Liabilities
Charges for system services - ESS	50,040	36,778	-	1,154	-	87,972
Electricity purchased for resale (CVA Energy)	-	7,832	-	(1,136)	-	6,696
	50,040	44,610	-	18	-	94,668
Current	25,020	29,670	-	(50)	16,361	71,001
Noncurrent	25,020	14,940	-	68	(16,361)	23,667

9 Collaterals and Escrow Accounts

		Parent Company			Consolidated
			31.03.2010	31.12.2009	31.03.2010	31.12.2009
Current assets
Escrow deposits			164	161	120,364	113,701
			164	161	120,364	113,701

Noncurrent assets
Collateral under STN agreement (Note 17.b)			-	-	24,748	24,195
			-	-	24,748	24,195

There is a sum of R$ 22,861 invested in Unibanco S.A., restated as of March 31, 2010, yielding 102% of the variation of the DI rate (R$ 21,072, yielding 100% of the variation of the DI rate as of December 31, 2009), in a reserve account set up to secure a debt to BNDES Participações S.A. -BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

As of the end of March 2010, there remains a balance in this investment on hold, on account of the legal and bureaucratic steps of the settlement process with BNDESPAR which are currently under way; it might take some time before these credits are fully released and available.

There are R$ 60,995, restated as of March 31, 2010 (R$ 59,787 as of December 31, 2009), invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

10	Other Receivables

		Consolidated
	31.03.2010	31.12.2009
Current assets
Advance payments to employees	21,775	8,352
Advance payments	15,698	8,149
Decommissioning in progress	5,576	6,181
Installment plan for Onda Provedor de Serviços	4,348	4,349
Services to third-parties	3,824	3,577
Recoverable salaries of transferred employees	3,768	3,663
Advance payments to suppliers	2,497	2,381
Sale of property and rights	1,606	4,535
Compulsory loans	941	926
Purchase of fuel with CCC funds	772	638
Lease of the Araucária Thermal Power Plant	546	550
Provision for doubtful accounts	(9,803)	(10,896)
Other receivables	2,994	4,186
	54,542	36,591
Noncurrent assets
Advance payments to suppliers	8,290	8,290
Sale of property and rights	4,350	4,437
Compulsory loans	3,876	3,814
Other receivables	539	408
	17,055	16,949

The Allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

11 Inventories

Consolidated				Construction in
	Operation/Maintenance		progress - inventories
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Copel Geração e Transmissão	9,738	9,683	17,848	17,911
Copel Distribuição	85,285	76,170	185,996	167,529
Copel Telecomunicações	8,851	7,166	15,599	17,641
Compagás	1,241	1,171	8,094	6,576
Elejor	-	-	1,373	1,051
	105,115	94,190	228,910	210,708

12 Judicial Deposits

Consolidated	Total	Deduction of	Noncurrent	Noncurrent
	judicial deposits	contingencies	assets	assets
			31.03.2010	31.12.2009
Labor claims	63,570	(24,021)	39,549	37,920
Civil claims
Suppliers	22,823	(22,823)	-	-
Civil claims	28,816	(10,568)	18,248	6,364
Easements	2,391	-	2,391	2,391
Customers' tariff litigation	1,440	(1,426)	14	-
	55,470	(34,817)	20,653	8,755
Tax claims	52,977	(27,028)	25,949	26,693
Other	68	-	68	68
	172,085	(85,866)	86,219	73,436

Parent Company	Total	Deduction of	Noncurrent	Noncurrent
	judicial deposits	contingencies	assets	assets
			31.03.2010	31.12.2009
Tax claims	51,924	(27,004)	24,920	25,662
Civil claims	288	(288)	-	-
	52,212	(27,292)	24,920	25,662

Escrow deposits have been classified under Reserve for Contingencies and are detailed in Note 25.

13 Receivables from Related Parties

		Parent Company		Consolidated
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Investees
Dividends and/or interest on capital
Dona Francisca	2,317	-	2,317	-
Sanepar	-	-	5,135	5,135
	2,317	-	7,452	5,135
Subsidiaries
Copel Geração e Transmissão
Dividends and/or interest on capital	473,108	473,108	-	-
	473,108	473,108	-	-
Copel Distribuição
Dividends and/or interest on capital	206,481	206,481	-	-
Transferred financing - STN (a)	66,453	64,279	-	-
Loan agreement (b)	669,650	658,724	-	-
	942,584	929,484	-	-
Copel Telecomunicações
Dividends and/or interest on capital	1,156	1,156	-	-
	1,156	1,156	-	-
Compagas
Dividends and/or interest on capital	4,640	4,196	-	-
	4,640	4,196	-	-
Elejor
Loan agreement (c)	272,485	265,418	-	-
Dividends and/or interest on capital	5,005	5,005	-	-
	277,490	270,423	-	-
Centrais Eólicas do Paraná
Dividends and/or interest on capital	1,920	1,685	-	-
	1,920	1,685	-	-
Dominó Holdings
Dividends and/or interest on capital	4,647	4,648	-	-
	4,647	4,648	-	-
	1,705,545	1,684,700	-	-
	1,707,862	1,684,700	7,452	5,135
Current assets - Dividends receivable	699,274	696,279	7,452	5,135
Noncurrent assets - investees and subsidiaries	1,008,588	988,421	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

These loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries. (Note 17.b).

b) Loan Agreement COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution, which were due on March 1, 2007.

c) ELEJOR Loan Agreement

On April 7, 2004, COPEL signed a loan agreement with ELEJOR, to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex; the agreement provides for payment in 120 monthly and consecutive payments, plus prorated interest corresponding to 3.198% a year and a spread equivalent to the variation of the Interbank Deposit Certificate Rate (CDI), as from the date of each transfer. The loan s grace period was extended to February 2016, in the second amendment to the ELEJOR Shareholders Agreement, on April 18, 2005.

14 Investments

Main information about COPEL s investees and subsidiaries

	Shares or quotas			COPEL's	Paid-in		Net
	held by COPEL			stake	stock	Shareholders'	income
	Common	Preferred	Quotas	%	capital	equity (2)	(losses) (2)
							31.03.2010
Investees
Sanepar	51,797,823	12,949,456	-	34.75	374,268	881,654	23,595
Sercomtel - Telecom. (1)	9,018,088	4,661,913	-	45.00	246,896	93,500	4,916
Foz do Chopim	-	-	8,227,542	35.77	23,000	45,548	6,896
Dona Francisca (1)	153,381,798	-	-	23.03	66,600	199,482	124,367
Sercomtel Celular (1)	9,018,029	4,661,972	-	45.00	36,540	-	618
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	317	3
Carbocampel (1)	1,336,742	-	-	49.00	2,728	2,364	(13)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	7,217	(4,259)	-

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,505,994	3,824,449	162,749
Copel Distribuição	2,171,927,626	-	-	100.00	2,624,841	3,179,708	4,041
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	227,548	8,092
Compagas	5,712,000	11,424,000	-	51.00	135,943	198,665	10,101
Elejor	42,209,920	-	-	70.00	69,450	290,679	9,143
Copel Empreendimentos	-	-	397,983,311	100.00	397,983	393,671	(5,435)
UEG Araucária	-	-	565,951,934	80.00	707,440	642,034	(9,231)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	3,282	221
Dominó Holdings	113,367,832	-	-	45.00	251,929	689,910	17,501
(1) Unaudited by independent auditors
(2) Shareholders' equity and net income adjusted to COPEL's accounting practices

Changes to the investments in investees and subsidiaries

Parent Company			Additions	Proposed
	Balance as of	Equity	and	dividends		Balance as of
	31.12.2009	pick-up	AFCI	and IOC	Write-offs	31.03.2010
Investees
Sercomtel S.A. - Telecomunicações	75,790	2,212	-	-	-	78,002
Sercomtel Telecom. - Impairment (a)	(35,927)	-	-	-	-	(35,927)
Foz do Chopim Energética Ltda.	16,616	2,467	-	(2,790)	-	16,293
Dona Francisca Energética S.A.	19,616	28,641	-	(2,316)	-	45,941
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	-	300
Copel Amec S/C Ltda.	154	2	-	-	-	156
Escoelectric Ltda.	(1,704)	-	-	-	-	(1,704)
Escoelectric Ltda. - AFCI	1,025	-	28	-	-	1,053
Carbocampel S.A.	1,117	(7)	-	-	-	1,110
Sercomtel Celular S.A.	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (a)	(6,195)	-	-	-	-	(6,195)
	76,987	33,315	28	(5,106)	-	105,224
Subsidiaries
Copel Geração e Transmissão S.A.	3,661,700	162,749	-	-	-	3,824,449
Copel Distribuição S.A.	3,175,667	4,041	-	-	-	3,179,708
Copel Telecomunicações S.A.	219,456	8,092	-	-	-	227,548
Dominó Holdings S.A. (b)	302,584	7,875	-	-	-	310,459
(-) Negative goodwill - Dominó Holdings (b)	(74,402)	-	-	-	-	(74,402)
UEG Araucária Ltda.	130,253	(1,846)	-	-	-	128,407
Cia. Paranaense de Gás - Compagas	96,611	5,152	-	(443)	-	101,320
Elejor - Centrais Elétricas do Rio Jordão S.A.	71,075	6,400	126,000	-	-	203,475
Centrais Eólicas do Paraná Ltda.	1,153	66	-	(235)	-	984
	7,584,097	192,529	126,000	(678)	-	7,901,948
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	-	30,012
Finam - Investco	7,903	-	-	-	-	7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	-	9,870
Provision for losses - FINAM/FINOR	(36,568)	-	-	-	-	(36,568)
FINAM - Nova Holanda	14,868	-	-	-	-	14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	-	(14,868)
Other tax incentives	2,315	-	-	-	-	2,315
Other investments	97	-	-	-	(6)	91
	13,629	-	-	-	(6)	13,623
	7,674,713	225,844	126,028	(5,784)	(6)	8,020,795
AFCI - advance for future capital increase

Parent Company				Proposed
	Balance as of	Equity		dividends	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	31.03.2009
Investees
Sercomtel - Telecomunicações	84,886	(285)	-	-	84,601
Sercomtel Telecom. - Impairment	(18,301)	-	-	-	(18,301)
Foz do Chopim	16,519	2,453	-	(2,289)	16,683
Dona Francisca	10,332	1,410	-	-	11,742
Dois Saltos Empreend.	300	-	-	-	300
Copel Amec	149	2	-	-	151
Escoelectric	(1,027)	-	-	-	(1,027)
Escoelectric - AFCI	1,025	-	-	-	1,025
Carbocampel	(69)	(6)	-	-	(75)
Carbocampel - AFCI	1,059	-	21	-	1,080
Sercomtel Celular	6,195	-	-	-	6,195
Sercomtel Celular - Impairment	(6,195)	-	-	-	(6,195)
	94,873	3,574	21	(2,289)	96,179
Subsidiaries
Copel Geração e Transmissão	3,628,961	150,846	-	-	3,779,807
Copel Distribuição	3,042,285	100,761	-	-	3,143,046
Copel Telecomunicações	203,924	5,646	-	-	209,570
Dominó Holdings	286,745	7,258	-	-	294,003
(-) Negative goodwill - Dominó Holdings	(74,402)	-	-	-	(74,402)
UEG Araucária	132,225	(174)	-	-	132,051
Compagas	86,803	2,938	-	(3,665)	86,076
Elejor	54,450	4,095	-	-	58,545
Centrais Eólicas do Paraná	2,603	32	-	-	2,635
	7,363,594	271,402	-	(3,665)	7,631,331
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	30,012
Finam - Investco	7,903	-	-	-	7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	9,870
Provision for losses - FINAM/FINOR	(35,835)	-	-	-	(35,835)
FINAM - Nova Holanda	14,868	-	-	-	14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	(14,868)
Other tax incentives	2,315	-	-	-	2,315
Other investments	97	-	-	-	97
	14,362	-	-	-	14,362
	7,472,829	274,976	21	(5,954)	7,741,872

Consolidated			Additions	Proposed
	Balance as of	Equity	and	dividends			Balance as of
	31.12.2009	pick-up	AFCI	and IOC	Other		31.03.2010
Investees
Sercomtel - Telecomunicações	75,790	2,212	-	-	-		78,002
Sercomtel Telecom. - Impairment (a)	(35,927)	-	-	-	-		(35,927)
Foz do Chopim	16,616	2,467	-	(2,790)	-		16,293
Dona Francisca	19,616	28,641	-	(2,316)	-		45,941
Dois Saltos Empreend.	300	-	-	-	-		300
Copel Amec	154	2	-	-	-		156
Escoelectric	(1,704)	-	-	-	-		(1,704)
Escoelectric - AFCI	1,025	-	28	-	-		1,053
Carbocampel	1,117	(7)	-	-	-		1,110
Sercomtel Celular	6,195	-	-	-	-		6,195
Sercomtel Celular - Impairment (a)	(6,195)	-	-	-	-		(6,195)
Sanepar	298,153	8,199	-	-	-		306,352
	375,140	41,514	28	(5,106)	-		411,576
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	-		30,012
Finam - Investco	7,903	-	-	-	-		7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	-		9,870
Provision for losses - FINAM/FINOR	(36,568)	-	-	-	-		(36,568)
FINAM - Nova Holanda	14,868	-	-	-	-		14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	-		(14,868)
Other tax incentives	2,315	-	-	-	-		2,315
Assets assigned for future use	5,597	-	-	-	(15)	(1)	5,582
Other investments	1,296	-	2	-	(6)	(2)	1,292
	20,425	-	2	-	(21)		20,406
	395,565	41,514	30	(5,106)	(21)		431,982
(1) Transfer to intangible assets in progress
(2) Write-off of stake in ASMAE

Consolidated				Proposed	Transfers
	Balance as of	Equity		dividends	to/from p., p., &e.	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	in progress	31.03.2009
Investees
Sercomtel - Telecomunicações	84,886	(285)	-	-	-	84,601
Sercomtel Telecom. - Impairment	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,519	2,453	-	(2,289)	-	16,683
Dona Francisca	10,332	1,410	-	-	-	11,742
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	2	-	-	-	151
Escoelectric	(1,027)	-	-	-	-	(1,027)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Carbocampel	(69)	(6)	-	-	-	(75)
Carbocampel - AFCI	1,059	-	21	-	-	1,080
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment	(6,195)	-	-	-	-	(6,195)
Braspower - AFCI	-	-	-	-	-	-
Sanepar	281,524	7,600	-	-	-	289,124
	376,397	11,174	21	(2,289)	-	385,303
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	-	30,012
Finam - Investco	7,903	-	-	-	-	7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	-	9,870
Provision for losses - FINAM/FINOR	(35,835)	-	-	-	-	(35,835)
FINAM - Nova Holanda	14,868	-	-	-	-	14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	-	(14,868)
Other tax incentives	2,315	-	-	-	-	2,315
Assets assigned for future use	3,821	-	-	-	5	3,826
Other investments	1,455	-	-	-	(160)	1,295
	19,541	-	-	-	(155)	19,386
	395,938	11,174	21	(2,289)	(155)	404,689

a) Asset impairment

The conclusion in December 2009 of impairment tests on COPEL s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 15.c), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 35,927) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies.

No need to record provisions for devaluation of investments was identified for the remaining assets of the Company.

b) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL s balance sheets proportionally to the Company s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.				Balances as of 31.03.2010
		Revaluation	Equity evaluation	Adjusted	COPEL's stake
	Full amounts	reserve (1)	adjustment (1)	balance	(45%)

ASSETS	760,493	(44,240)	(15,938)	700,315	315,141
Current assets	13,251	-	-	13,251	5,963
Noncurrent assets	747,242	(44,240)	(15,938)	687,064	309,178
.
LIABILITIES	760,493	(44,240)	(15,938)	700,315	315,141
Current liabilities	10,398	-	-	10,398	4,678
Noncurrent liabilities	7	-	-	7	4
Shareholders' equity	750,088	(44,240)	(15,938)	689,910	310,459

STATEMENT OF OPERATIONS
Operating expenses	(762)	-	-	(762)	(344)
Interest income (expenses)	44	-	-	44	20
Equity in results of investees	33,641	516	(15,938)	18,219	8,199
Net income for the period	32,923	516	(15,938)	17,501	7,875
(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

c) Centrais Eólicas and COPEL Empreendimentos

The Company held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Generation and Transmission, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to Deferred Revenues, under Long-Term Liabilities.

As part of the ongoing restructuring of COPEL, the incorporation of COPEL Empreendimentos and Centrais Eólicas do Paraná, with transfer of their assets and liabilities to COPEL Geração e Transmissão, has been submitted to ANEEL for authorization.

15 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value
			31.03.2010			31.12.2009
In service (a)
Copel Geração e Transmissão	5,329,502	(2,233,962)	3,095,540	5,313,956	(2,201,518)	3,112,438
Copel Distribuição	5,425,577	(2,510,482)	2,915,095	5,279,874	(2,461,909)	2,817,965
Copel Telecomunicações	395,114	(238,844)	156,270	370,972	(231,162)	139,810
Compagas	192,535	(53,173)	139,362	188,948	(50,881)	138,067
Elejor	606,817	(67,174)	539,643	606,816	(63,077)	543,739
UEG Araucária	645,657	(147,529)	498,128	645,229	(139,522)	505,707
Centrais Eólicas do Paraná	4,129	(2,684)	1,445	4,129	(2,632)	1,497
Dominó Holdings	1	-	1	1	-	1
	12,599,332	(5,253,848)	7,345,484	12,409,925	(5,150,701)	7,259,224
Construction in progress
Copel Geração e Transmissão	547,764	-	547,764	519,759	-	519,759
Copel Distribuição	574,085	-	574,085	586,423	-	586,423
Copel Telecomunicações	36,919	-	36,919	48,776	-	48,776
Compagas	32,381	-	32,381	29,005	-	29,005
Elejor	8,614	-	8,614	8,292	-	8,292
UEG Araucária	8,036	-	8,036	7,000	-	7,000
	1,207,799	-	1,207,799	1,199,255	-	1,199,255
	13,807,131	(5,253,848)	8,553,283	13,609,180	(5,150,701)	8,458,479
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(1,009,168)	75,927	(933,241)	(994,099)	64,239	(929,860)
	(1,009,355)	75,927	(933,428)	(994,286)	64,239	(930,047)

	12,797,776	(5,177,921)	7,619,855	12,614,894	(5,086,462)	7,528,432

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 3,162 as of March 31, 2010(R$ 606 as of March 31, 2009).

Changes in property, plant, and equipment

	Property, plant, and equipment		Special	Consolidated
Balances	in service	in progress	liabilities	Total
As of December 31, 2009	7,259,224	1,199,255	(930,047)	7,528,432
Expenditure program	-	205,533	-	205,533
Transfer to P.,P.,&E. in service	202,679	(202,679)	-	-
Depreciation quotas in the statement of operations	(109,735)	-	11,688	(98,047)
Depreciation quotas transf. to P.,P.,&E. in progress	(3,247)	3,247	-	-
Write-offs	(3,364)	(991)	-	(4,355)
Sale of P.,P.,&E.	(87)	-	-	(87)
Customer contributions	-	-	(15,069)	(15,069)
Transfers between P.,P.,&E. and intangible assets	14	-	-	14
Supplemental provisions for contingencies	-	3,434	-	3,434
As of March 31, 2010	7,345,484	1,207,799	(933,428)	7,619,855

	Property, plant, and equipment		Special	Consolidated
Balances	in service	in progress	liabilities	Total
As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Reclass. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Expenditure program	-	180,932	-	180,932
Transfer to P.,P.,&E. in service	150,076	(150,076)	-	-
Depreciation quotas in the statement of operations	(107,325)	-	10,532	(96,793)
Depreciation quotas transf. to P.,P.,&E. in progress	(2,220)	2,220	-	-
Write-offs	(2,823)	(686)	-	(3,509)
Sale of P.,P.,&E.	(1,550)	-	-	(1,550)
Customer contributions	-	-	(11,830)	(11,830)
Transfers of assets assigned for future use	-	(5)	-	(5)
Supplemental provisions for contingencies	-	4,624	-	4,624
As of March 31, 2009	7,107,508	931,251	(918,055)	7,120,704

Depreciation rates

%
Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00
Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

a) Property, plant, and equipment in service by nature of asset

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value
			31.03.2010			31.12.2009
Machinery and equipment	8,549,204	(3,615,393)	4,933,811	8,379,806	(3,540,961)	4,838,845
Reservoirs, dams, and headrace channels	2,877,432	(1,149,813)	1,727,619	2,874,228	(1,134,126)	1,740,102
Buildings	737,358	(345,627)	391,731	726,077	(340,870)	385,207
Land	123,216	-	123,216	123,185	-	123,185
Gas pipelines	150,221	(35,333)	114,888	146,896	(31,862)	115,034
Vehicles	142,052	(94,743)	47,309	140,369	(90,281)	50,088
Furniture and implements	19,849	(12,939)	6,910	19,364	(12,601)	6,763
	12,599,332	(5,253,848)	7,345,484	12,409,925	(5,150,701)	7,259,224

b) Special Obligations

Special obligations comprise customers contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special obligations are not onerous liabilities and are not credits owned by shareholders.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special obligations will no longer be included in the B Portion of the companies revenues.

c) Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL s impairment tests are listed below:

1)	lowest level of cash generating unit: held concessions are analyzed individually;

2)	recoverable value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

3)	assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

d) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m at the top and a maximum height of 85 m and will be built with roller-compacted concrete. The dam s total solid volume will be around 630,000 m3.

Total estimated expenditures amount to approximately R$ 1,069,000 as of October 2008, of which 51% (R$ 545.190) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 523.810) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Pursuant to the contract, the consortium in charge of construction will only be entitled to a bonus if each generating unit becomes operational ahead of schedule. This bonus equals 50% of the net revenues earned during the period ahead of schedule. The intended commercial operation of the facility ahead of schedule shall be informed to the other party by the consortium with minimum advance notice of 390 days from the new dates and formally ratified with minimum advance notice of 150 days.

Given the current stage of the construction, Company management believes that the consortium will not request authorization for commercial operation of the facility ahead of schedule.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, which comprises the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

At this time, the following tasks have been concluded: construction site setup; assembly of concrete mixers for both conventional concrete and roller-compacted concrete; excavation of exposed rock in the dam area (left and right river banks, riverbed), the load chamber, the power house, and the tailrace channel; excavation of underground rock in the penstocks; river diversion works; construction of the cofferdam and roller-compated concrete dam on the right bank of the river (blocks 3 to 16).

On September 1, 2009, the soil and rock barriers which separated the diversion tunnels (up and downstream) from the riverbed were removed. Since then, the Tibagi River has been also flowing through the diversion tunnels. On November 10, 2009, the base of the upstream cofferdam was completed, diverting the river entirely through the tunnels and allowing construction of the main dam to begin on the riverbed.

The following tasks are currently being carried out: construction of the roller-compacted concrete dam on the river bed and on the left bank of the river; excavation of underground rock in the intake tunnel; laying of concrete on the low and high pressure water intakes, penstocks, and power house; insulation of penstocks; design and manufacture of electromechanical equipment, with 55% progress in the manufacture of turbines and 52% progress in the manufacture of generators.

As of January 2009, in compliance with ANEEL Ruling no. 3,467, dated September 18, 2008, expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company s stake. As of March 31, 2010, COPEL Geração e Transmissão s balance under Property, Plant, and Equipment related to this project was R$ 284,005.

(1)	Technical information unaudited by the independent auditors.

16	Intangible assets

	Concession	Accumulated		Parent Company
	and goodwill	amortization		Net value
			31.03.2010	31.12.2009
In service
Assets with estimated useful lives
Concession - Elejor (a)	22,626	(3,017)	19,609	19,798
Goodwill - Sercomtel Telecom.	42,289	(42,289)	-	-
Goodwill - Sercomtel Celular	5,814	(5,814)	-	-
	70,729	(51,120)	19,609	19,798
			19,609	19,798

	Rights of use	Concession	Accumulated					Consolidated
	of software	and goodwill	amortization		Easements	R & D	Other		Net value
								31.03.2010	31.12.2009
In service
Assets with estimated useful lives
Copel Geração e Transmissão	12,192	-	(9,744)	(1)	15,301	-	-	17,749	17,252
Copel Distribuição	29,134	-	(25,305)	(1)	22,434	-	-	26,263	25,485
Copel Telecomunicações	3,799	-	(3,595)	(1)	-	-	-	204	239
Compagas	3,481	-	(1,901)	(1)	-	-	-	1,580	1,669
Elejor	-	-	-		101	-	-	101	101
UEG Araucária	90	-	(74)	(1)	-	-	-	16	17
Dominó Holdings	1	-	-		-	-	-	1	1
Concession - Elejor (a)	-	22,626	(3,017)		-	-	-	19,609	19,798
Concession - Copel Empreend. (b)	-	53,954	(7,623)		-	-	-	46,331	46,917
Concession - Sanepar (d)	-	10,942	(8,208)		-	-	-	2,734	2,917
Goodwill - Sercomtel Telecom.	-	42,289	(42,289)		-	-	-	-	-
Goodwill - Sercomtel Celular	-	5,814	(5,814)		-	-	-	-	-
	48,697	135,625	(107,570)		37,836	-	-	114,588	114,396
Assets with no estimated useful lives
Copel Geração e Transmissão	-	-	-		-	-	30	30	30
Copel Distribuição	-	-	-		-	-	97	97	103
	-	-	-		-	-	127	127	133
	48,697	135,625	(107,570)		37,836	-	127	114,715	114,529
In progress
Copel Geração e Transmissão	-	-	-		1,210	7,872	-	9,082	1,520
Copel Distribuição	1,575	-	-		961	27,385	-	29,921	14,822
Copel Telecomunicações	4,364	-	-		-	-	-	4,364	819
Elejor	-	-	-		27	-	-	27	27
	5,939	-	-		2,198	35,257	-	43,394	17,188
								158,109	131,717
(1) Annual amortization rate: 20%

Changes in intangible assets

		Intangible assets	Consolidated
Balances	in service	in progress	Total
As of December 31, 2009	114,529	17,188	131,717
Expenditure program	-	28,057	28,057
Capitalizations	1,927	(1,927)	-
Amortization quotas - concession	(958)	-	(958)
Amortization quotas - other intangible assets	(692)	-	(692)
Amortization quotas transf. to int. assets in progress	(61)	61	-
Write-offs	(16)	-	(16)
Transfer between int. assets & assets assigned for future use	-	15	15
Transfer between intangible assets and P.,P.,&E.	(14)	-	(14)
As of March 31, 2010	114,715	43,394	158,109

		Intangible assets	Consolidated
Balances	in service	in progress	Total
As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	10,164	10,164
Capitalizations	1,495	(1,495)	-
Amortization quotas - concession	(958)	-	(958)
Amortization quotas - other intangible assets	(882)	-	(882)
Amortization quotas transf. to int. assets in progress	(53)	53	-
Write-offs	(202)	-	(202)
As of March 31, 2009	115,344	10,897	126,241

a) Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 19,609 as of March 31, 2010, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of March 31, 2010 was R$ 189 (R$ 189 as of March 31, 2009).

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance of R$ 46,330 as of March 31, 2010. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of operations as of March 31, 2010 was R$ 586 (R$ 586 as of March 31, 2009).

c) Concession - SANEPAR

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 6,079 as of March 31, 2010. This balance, proportionally to COPEL's stake (45%), corresponds to R$ 2,736, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 183 as of March 31, 2010 (R$ 183 as of March 31, 2009).

17 Loans and Financing

Consolidated				Current		Noncurrent
				liabilities		liabilities
			31.03.2010	31.12.2009	31.03.2010	31.12.2009
Principal amount		Interest	Total
Foreign currency
IDB (a)	18,651	160	18,811	19,148	-	9,189
National Treasury (b)	5,056	1,402	6,458	5,625	59,995	58,654
Eletrobrás	5	1	6	5	22	22
	23,712	1,563	25,275	24,778	60,017	67,865
Local currency (reais )
Banco do Brasil (c)	169	2,839	3,008	10,409	330,156	330,190
Eletrobrás (d)	40,329	15	40,344	38,182	272,649	261,142
Eletrobrás - Elejor (e)	-	-	-	-	-	117
BNDES - Compagas (f)	6,361	-	6,361	6,349	4,816	6,394
Finep (g)	578	17	595	156	6,506	6,940
BNDES (h)	-	1,058	1,058	884	84,941	55,748
Banco do Brasil - BNDES transfer (i)	-	1,119	1,119	940	84,941	55,748
	47,437	5,048	52,485	56,920	784,009	716,279
	71,149	6,611	77,760	81,698	844,026	784,144

Parent Company				Current		Noncurrent
				liabilities		liabilities
			31.03.2010	31.12.2009	31.03.2010	31.12.2009
	Principal amount	Interest	Total
Foreign currency
National Treasury (b)	5,056	1,402	6,458	5,625	59,995	58,654
Local currency (reais )
Banco do Brasil (c)	-	2,836	2,836	10,243	329,600	329,600
	5,056	4,238	9,294	15,868	389,595	388,254

Maturity of noncurrent installments

	Foreign	Local
	currency	currency		Consolidated
			31.03.2010	31.12.2009
2011	5,062	34,680	39,742	64,301
2012	3,727	56,495	60,222	53,773
2013	2,390	57,391	59,781	53,002
2014	1,199	386,837	388,036	381,300
2015	-	55,460	55,460	48,748
2016	-	39,125	39,125	32,545
2017	-	22,583	22,583	16,158
2018	-	21,609	21,609	15,248
2019	-	18,666	18,666	12,500
2020	-	15,955	15,955	10,628
2021	-	10,621	10,621	6,970
2022	-	10,618	10,618	6,968
After 2022	47,639	53,969	101,608	82,003
	60,017	784,009	844,026	784,144

Changes in loans and financing

		Foreign currency		Local currency	Consolidated
Balances	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funds raised	-	-	-	80,059	80,059
Interest	953	-	16,041	308	17,302
Monetary and exchange variation	(303)	2,041	151	947	2,836
Transfers	9,889	(9,889)	13,584	(13,584)	-
Amortization - principal amounts	(4,827)	-	(5,664)	-	(10,491)
Amortization - charges on principal amounts	(4,598)		(5,053)	-	(9,651)
Amortization - interest	(617)	-	(23,494)	-	(24,111)
As of March 31, 2010	25,275	60,017	52,485	784,009	921,786

		Foreign currency		Local currency	Consolidated
Balances	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Capitalized interest	-	-	-	748	748
Interest	2,215	-	16,644	422	19,281
Monetary and exchange variation	(699)	(2,996)	(49)	(647)	(4,391)
Transfers	11,637	(11,637)	11,054	(11,054)	-
Amortization - principal amounts	(6,827)	-	(8,534)	-	(15,361)
Amortization - charges on principal amounts	(8,840)	-	(3,352)	-	(12,192)
Amortization - interest	(1,617)	-	(29,678)	-	(31,295)
As of March 31, 2009	36,978	107,314	43,437	636,578	824,307

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the first quarter of 2010 was 4.14% p.a. The agreement features provisions providing for termination in the following cases:

1) default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) National Treasury Departament (Secretaria do Tesouro Nacional or STN)

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated
				31.03.2010	31.12.2009
Par Bond	30	15.04.2024	30	28,857	27,787
Capitalization Bond	20	15.04.2014	10	11,137	10,673
Debt Conversion Bond	18	15.04.2012	10	6,731	6,568
Discount Bond	30	15.04.2024	30	19,728	19,251
				66,453	64,279

The annual interest rates and repayments are as follows:

Bond type		Annual interest rates (%)		Payments
Par Bond		6.0		single
Capitalization Bond		8.0		semi-annual
Debt Conversion Bond		Six-month LIBOR + 0.8750		semi-annual
Discount Bond		Six-month LIBOR + 0.8125		single

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,219 and R$ 14,529 as of March 31, 2010 (R$ 9,990 and R$ 14,205 as of December 31, 2009), respectively, recorded under guarantees and escrow deposits, in noncurrent assets (Note 9).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1)

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and secured by COPEL s revenues.; and

2) The following Parent Company credit notes:

	Issue		Interest due	Principal
Credit notes	date	Maturity	semi-annually	amount	Interest	Total
Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000	408	29,408
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000	1,777	232,777
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000	253	18,253
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348	111	14,459
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252	287	37,539
				329,600	2,836	332,436

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total funds received under this contract amount to R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,430, for use in the Luz para Todos rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. In August 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds. In June 2009, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds. In March 2010, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by COPEL s own revenues, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - ELEJOR

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from minority interest to loans and financing, under long-term liabilities.

The 59,000,000 preferred shares in ELEJOR held by Eletrobrás, in the amount of R$ 59,900, were to be reacquired by the issuer (ELEJOR) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a

In August 2007, nine installments were bought back in advance by ELEJOR, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

In December 2008, 29,035,700 shares were bought back by ELEJOR, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000.

In 2009, 7,617,425 shares were bought back by ELEJOR, for R$ 9,216, plus financial charges of R$ 18,520, for a total of R$ 27.726.

In January 2010, the Company paid off the remaining financial charges, in the amount of R$ 117.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit amounts to R$ 5,078. The first installment, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

2) Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

h) BNDES - COPEL Geração e Transmissão

On March 17, 2009, COPEL Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with COPEL as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market ( Contratos de Compra de Energia no Ambiente Regulado or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first release of funds took place in July 2009, in the amount of R$ 55,748, and the second one, in February 2010, in the amount of R$ 29,193.

The contract contains provisions on accelerated maturity in certain conditions.

i) Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, COPEL Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with COPEL as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first release of funds took place in August 2009, in the amount of R$ 55,748, and the second one, in March 2010, in the amount of R$ 29,193.

The contract contains provisions on accelerated maturity in certain conditions.

18 Debentures

				Current		Noncurrent
				liabilities		liabilities
			31.03.2010	31.12.2009	31.03.2010	31.12.2009
	Principal amount	Interest	Total	Total
Parent Company (a)	-	4,518	4,518	17,238	600,000	600,000
ELEJOR (b)	-	-	-	36,957	-	153,384
	-	4,518	4,518	54,195	600,000	753,384

Maturity of noncurrent installments

		Consolidated
	31.03.2010	31.12.2009
2011	600,000	636,054
2012	-	36,054
2013	-	36,054
2014	-	33,005
2015	-	11,105
2016	-	1,112
	600,000	753,384

Changes in the balances of debentures

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	total
As of December 31, 2009	54,195	753,384	807,579
Interest	16,070	-	16,070
Transfers	153,384	(153,384)	-
Amortization - principal amounts	(177,908)	-	(177,908)
Amortization - charges on principal amounts	(10,140)	-	(10,140)
Amortization - interest	(31,083)	-	(31,083)
As of March 31, 2010	4,518	600,000	604,518

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	total
As of December 31, 2008	195,000	802,116	997,116
Interest	25,812	-	25,812
Monetary variation	11	123	134
Transfers	7,622	(7,622)	-
Amortization - principal amounts	(133,360)	-	(133,360)
Amortization - interest	(56,262)	-	(56,262)
As of March 31, 2009	38,823	794,617	833,440

a) Debentures - Parent Company

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Parent Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the DI rate ) in exponential and cumulative pro rata tempore manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company s 2nd issue of debentures, due on March 1, 2007.

The debentures feature provisions setting forth accelerated maturity in the cases described in COPEL s financial statements as of December 31, 2009.

b) Debentures - ELEJOR

ELEJOR, in compliance with the changes and conditions contained in the first amendment to its debenture contract, paid off in advance, on March 5, 2010, all the remaining debentures held by BNDESPAR, in the amount of R$ 181,239. The full outstanding debt to BNDESPAR has been paid.

19 Suppliers

			Consolidated
		31.03.2010	31.12.2009
Charges for the use of the power grid
Use of the Basic Network		64,774	63,209
Energy transmission		4,235	4,310
Use of connections		274	274
		69,283	67,793
Electricity suppliers
Eletrobrás (Itaipu)		79,263	80,104
Companhia Hidro Elétrica do São Francisco - Chesf		35,292	33,696
Furnas Centrais Elétricas S.A.		34,918	34,375
Mechanism for the Offsetting of Surpluses and Deficits - MCSD		13,340	4,932
Companhia Energética de São Paulo - Cesp		12,361	12,031
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.		11,986	11,330
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		11,346	10,856
Itiquira Energética S.A.		10,475	10,000
Companhia Energética de Minas Gerais - Cemig		5,170	6,530
Dona Francisca Energética S.A.		5,100	5,100
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE		4,030	3,819
Utilities - CCEE (Note 32)		3,899	1,859
Light S.A.		3,006	2,838
CPFL Energia S.A.		-	10,041
Other suppliers		24,728	18,886
		254,914	246,397
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas		26,259	23,166
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)		44,827	43,949
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (a)		168,103	175,796
Other suppliers		162,127	162,224
		401,316	405,135
		725,513	719,325
	Current	557,410	543,529
	Noncurrent	168,103	175,796

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

b) Main power purchase agreements

The table below features the main power purchase agreements signed in the regulated power trading environment. These contracts are restated annually according to the IPCA inflation index.

	Period of	Purchased power	Date of	Average purchase
	supply	(annual avg. MW)	auction	price (R$/MWh)
Auction of power from existing facilities
1st Auction - 2005 Product	2005 to 2012	942.22	07.12.2004	57.51
1st Auction - 2006 Product	2006 to 2013	449.59	07.12.2004	67.33
1st Auction - 2007 Product	2007 to 2014	9.69	07.12.2004	75.46
2nd Auction - 2008 Product	2008 to 2015	67.34	02.04.2005	83.13
4th Auction - 2009 Product	2009 to 2016	43.24	11.10.2005	94.91
5th Auction - 2007 Product	2007 to 2014	160.03	14.12.2006	104.74
		1,672.11
Auction of power from new facilities
1st Auction - 2008 Hydro Product	2008 to 2037	3.61	16.12.2005	106.95
1st Auction - 2008 Thermal Product	2008 to 2022	28.56	16.12.2005	132.26
1st Auction - 2009 Hydro Product	2009 to 2038	3.26	16.12.2005	114.28
1st Auction - 2009 Thermal Product	2009 to 2023	41.59	16.12.2005	129.26
1st Auction - 2010 Hydro Product	2010 to 2039	66.32	16.12.2005	114.57
1st Auction - 2010 Thermal Product	2010 to 2024	64.30	16.12.2005	121.81
3rd Auction - 2011 Hydro Product	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - 2011 Thermal Product	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - 2010 Thermal Product	2010 to 2024	18.32	26.07.2007	134.64
5th Auction - 2012 Hydro Product	2012 to 2041	52.50	16.10.2007	129.14
5th Auction - 2012 Thermal Product	2012 to 2026	117.27	16.10.2007	128.37
6th Auction - 2011 Thermal Product	2011 to 2025	51.07	17.09.2008	128.42
7th Auction - 2013 Hydro Product	2013 to 2042	12.24	30.09.2008	98.98
7th Auction - 2013 Thermal Product	2013 to 2027	303.99	30.09.2008	145.23
Santo Antonio	2012 to 2041	106.00	10.12.2007	78.87
Jirau	2013 to 2042	141.51	19.05.2008	71.37
		1,122.42

20 Payroll, social charges and labor accruals

		Consolidated
	31.03.2010	31.12.2009
Payroll
Profit sharing	64,995	64,995
Taxes and social contributions	19,489	28,574
Payroll, net	1,133	178
Accruals for Voluntary Redundancy Program (PDV)	-	15,859
Assignments to third-parties	28	-
	85,645	109,606
Labor accruals
Paid vacation and annual bonus ("13th salary")	55,155	55,602
Social charges on paid vacation and annual bonus ("13th salary")	17,199	17,458
Profit sharing	15,306	-
Voluntary redundancy program	-	24,291
	87,660	97,351
	173,305	206,957

21 Post-Employment Benefits

The consolidated and recognized amounts in liabilities, under Post-Employment Benefits, are summarized below:

			Consolidated
			Total
		31.03.2010	31.12.2009
Pension Plan (a)
Benefits Plan - Plan III (DB)		8,340	10,235
		8,340	10,235
Healthcare Plan (b)		369,032	365,246
		377,372	375,481
	Current	20,930	22,505
	Noncurrent	356,442	352,976

The consolidated amounts recognized in the statement of operations are shown below:

.
		Consolidated
	31.03.2010	31.03.2009
Pension plan - periodic post-employment cost	-	(30,666)
Pension plan (DC)	13,625	13,132
Pension plan (DC) - management	60	39
Healthcare plan - post-employment	6,956	6,669
Healthcare plan contributions	7,134	6,964
Healthcare plan contributions - management	2	1
	27,777	(3,861)
(-) Transfers to construction in progress	(1,723)	(1,658)
	26,054	(5,519)

The annual estimated cost for 2010, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

Changes in the post-employment benefits balance

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of December 31, 2009	22,505	352,976	375,481
Appropriation of actuarial calculation	-	6,956	6,956
Pension and healthcare contributions	20,821	-	20,821
Transfers	3,490	(3,490)	-
Amortizations	(25,886)	-	(25,886)
As of March 31, 2010	20,930	356,442	377,372

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of December 31, 2008	22,066	425,879	447,945
Appropriation of actuarial calculation	-	(23,997)	(23,997)
Pension and healthcare contributions	20,136	-	20,136
Transfers	3,018	(3,018)	-
Amortizations	(24,301)	-	(24,301)
As of March 31, 2009	20,919	398,864	419,783

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/00. The actuarial and financial assumptions for purposes of actuarial assessment are discussed with the independent actuaries and approved by the sponsors senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans , signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008. As of the date of these financial statements, SPC has not ruled on the matter.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/00. In fact, it will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

22	Regulatory Charges

		Consolidated
	31.03.2010	31.12.2009
Fuel Consumption Account - CCC	20,942	4,460
Energy Development Account - CDE	18,807	17,818
Global Reversal Reserve - RGR	7,077	7,245
	46,826	29,523

23 Research and Development and Energy Efficiency

COPEL’s balances allocated to Research and Development and Energy Efficiency are broken down below:

	Applied and used -	Payable	Balance to be	Balance as of	Balance as of
	projects in progress	amount	used in projects	31.03.2010	31.12.2009
Research and Development - R&D
FNDCT	-	1,391	-	1,391	1,325
MME	-	696	-	696	682
R&D	18,753	-	82,813	101,566	104,561
	18,753	2,087	82,813	103,653	106,568
Energy Efficiency Program - EEP	25,083	-	86,352	111,435	104,930
	43,836	2,087	169,165	215,088	211,498
			Current	112,779	121,005
			Noncurrent	102,309	90,493

Changes in the balances of R&D and EEP

	FNDCT	MME		R&D		EEP	Consolidated
Balances	current	current	current	noncurrent	current	noncurrent	Total
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	4,007	1,984	563	3,727	-	5,042	15,323
SELIC interest rate	-	-	415	1,575	-	1,472	3,462
Payments	(3,941)	(1,970)	-	-	-	-	(5,911)
Concluded projects	-	-	(9,275)	-	(9)	-	(9,284)
As of March 31, 2010	1,391	696	41,356	60,210	69,336	42,099	215,088

	FNDCT	MME		R&D		EEP	Consolidated
Balances	current	current	current	noncurrent	current	noncurrent	Total
As of December 31, 2008	18,649	9,345	48,087	37,509	50,403	34,570	198,563
Additions	3,540	1,771	2,369	1,171	3,023	1,606	13,480
SELIC interest rate	-	-	1,331	670	1,236	645	3,882
Transfers	-	-	(3,509)	3,509	(4,263)	4,263	-
Payments	(19,774)	(9,890)	-	-		-	(29,664)
Concluded projects	-	-	(2,014)	-	(42)	-	(2,056)
As of March 31, 2009	2,415	1,226	46,264	42,859	50,357	41,084	184,205

24 Other Accounts Payable

		Consolidated
	31.03.2010	31.12.2009
Current liabilities
Concession charge - ANEEL grant	36,272	36,576
Collected public lighting charge	21,082	17,989
Compensation for use of water resources	20,573	19,402
Participation in consortia	6,753	7,309
Reimbursement of customer contributions	6,248	15,304
Customers	3,980	2,648
Advance payments from customers	3,591	3,945
Pledged collaterals	2,840	4,521
Reparations to the Apucaraninha Indian community	2,659	2,596
ANEEL inspection fee	1,613	1,250
Other liabilities	10,582	9,616
	116,193	121,156
Noncurrent liabilities
Reparations to the Apucaraninha Indian community	2,659	2,596
Other liabilities	357	357
	3,016	2,953

25 Reserve for Contingencies

The Company is a party to several lawsuits filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a reserve for contingencies in connection with lawsuits which are likely to result in losses.

Consolidated	Balance as of	Additions/	Additions to		Balance as of	Judicial	Net	Net
	31.12.2009	(reversals)	P.,P.,&E.	Payments	31.03.2010	deposits	provision	provision
							31.03.2010	31.12.2009
Labor	158,431	20,202	-	(2,707)	175,926	(24,021)	151,905	134,709
Regulatory	37,010	45	-	-	37,055	-	37,055	37,010
Civil:
Suppliers (a)	84,024	1,002	-	-	85,026	(22,823)	62,203	61,202
Civil and administrative claims	57,213	(12,915)	-	(415)	43,883	(10,568)	33,315	46,645
Easements (b)	14,902	-	(717)		14,185	-	14,185	14,902
Condemnation and property (b)	125,339	-	4,151	(230)	129,260	-	129,260	125,339
Customers	5,324	79	-	(15)	5,388	(1,426)	3,962	3,898
Environmental claims	10	1	-	-	11	-	11	10
	286,812	(11,833)	3,434	(660)	277,753	(34,817)	242,936	251,996
Tax	77,858	3,635	-	(1)	81,492	(27,028)	54,464	50,829
	560,111	12,049	3,434	(3,368)	572,226	(85,866)	486,360	474,544

Parent Company	Balance as of		Balance as of	Judicial	Net	Net
	31.12.2009	Additions	31.03.2010	deposits	provision	provision
					31.03.2010	31.12.2009
Regulatory claims	9,249	-	9,249	-	9,249	9,249
Civil claims	328	4,158	4,486	(288)	4,198	40
Tax claims	44,357	3,637	47,994	(27,004)	20,990	17,353
	53,934	7,795	61,729	(27,292)	34,437	26,642

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of March 31, 2010, reached R$ 1,946,861, of which R$ 99,163 correspond to labor claims; R$ 1,263,612 to regulatory claims; R$ 114,342 to civil claims; and R$ 469,744 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/02, based on the opinion of its legal counsel, as discussed in Note 32 herein, under the title Electric Energy Trading Chamber (CCEE) .

For one of the tax claims included in the amount of R$ 469,744 described above, a court-ordered attachment of R$ 181,014 took place in April 2010. Company management is making its best efforts to revert it. Its classification remains as possible loss.

The breakdown of the types of lawsuits in which COPEL is involved as of March 31, 2010 is consistent with the one featured in the Company's financial statements as of December 31, 2009.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case and on the current stage of the lawsuits, decided to set aside a reserve for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 97,012 as of March 31, 2010.

b) Easements, condemnation, and real estate

COPEL s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL Geração e Transmissão was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company set aside a reserve for contingencies in the amount of R$ 115,878, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

26 Non-Controlling Shareholding Interests

Changes in non-controlling interests

				Consolidated
Balances	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2009	92,823	30,461	130,253	253,537
Funds for capital increase	-	54,000	-	54,000
Proposed dividends	(426)	-	-	(426)
Income for the quarter	4,949	2,743	(1,846)	5,846
As of March 31, 2010	97,346	87,204	128,407	312,957

				Consolidated
Balances	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2008	83,399	23,943	132,225	239,567
Proposed dividends	(3,521)	-	-	(3,521)
Income for the quarter	2,823	1,147	(175)	3,795
As of March 31, 2009	82,701	25,090	132,050	239,841

27 Stock Capital

As of March 31, 2010, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

							In number of shares
Shareholders	Common		Class A preferred		Class B preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (1)	19,468,451	13.42	127,327	32.25	60,799,799	47.41	80,395,577	29.38
NYSE (2)	150,036	0.10	-	-	39,904,262	31.12	40,054,298	14.64
Latibex (3)	-	-	-	-	192,971	0.15	192,971	0.07
Municipalities	178,393	0.12	12,797	3.24	-	-	191,190	0.07
Other shareholders	376,053	0.26	254,677	64.51	36,817	0.03	667,547	0.24
	145,031,080	100.00	394,801	100.00	128,229,494	100.00	273,655,375	100.00
(1) São Paulo Stock Exchange (2) New York Stock Exchange (3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

28 Operating Revenues

		Consolidated
	31.03.2010	31.03.2009
Electricity sales to final customers
Residential	299,032	253,861
Industrial	280,692	241,112
Commercial, services, and other activities	198,630	166,953
Rural	41,802	35,438
Government agencies	24,291	20,662
Public lighting	19,305	17,508
Public services	18,071	16,202
Network charge adjustment share	583	943
	882,406	752,679
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	283,167	267,129
Bilateral contracts	53,828	46,181
Electric Energy Trading Chamber - CCEE	43,491	21,273
	380,486	334,583
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	304,692	277,751
Industrial	252,526	233,287
Commercial, services, and other activities	203,434	185,251
Rural	42,546	39,646
Government agencies	24,720	23,096
Public lighting	19,672	19,585
Public services	18,398	18,120
Free customers	37,692	33,355
Basic Network and basic interface network	48,014	36,001
Connection grid	714	534
Installment for Adjustment of Basic Network charges	-	2,975
	952,408	869,601

Telecommunications revenues	29,998	23,615

Piped gas distribution	70,856	62,293
Other operating revenues
Leases and rents	16,560	24,306
Revenues from services	9,836	7,737
Charged services	1,953	2,253
Other revenues	53	474
	28,402	34,770
	2,344,556	2,077,541

29 Deductions from Operating Revenues

		Consolidated
	31.03.2010	31.03.2009
Taxes and social contributions on revenues
VAT (ICMS)	487,766	403,749
COFINS	179,417	160,809
PIS/PASEP	38,950	34,911
ISSQN	451	409
	706,584	599,878
Regulatory charges
Energy Development Account - CDE	57,582	47,864
Fuel Consumption Account - CCC	41,712	40,800
Global Reversal Reserve - RGR	19,461	18,834
Research and development and energy efficiency - R&D and EEP	15,139	13,480
Other	3,168	56
	137,062	121,034
	843,646	720,912

30 Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total
					31.03.2010
Electricity purchased for resale (a)	(586,909)	-	-	-	(586,909)
Charges for use of power grid (b)	(184,566)	-	-	-	(184,566)
Personnel and management (c)	(140,462)	(1,182)	(33,776)	-	(175,420)
Pension and healthcare plans (Note 21)	(20,580)	(138)	(5,336)	-	(26,054)
Materials and supplies (d)	(14,008)	(432)	(1,790)	-	(16,230)
Raw materials and supplies
for power generation	(5,559)	-	-	-	(5,559)
Natural gas and supplies for gas business	(34,151)	-	-	-	(34,151)
Third-party services (e)	(52,221)	(6,658)	(14,443)	-	(73,322)
Depreciation and amortization	(92,796)	(2)	(5,942)	(957)	(99,697)
Provisions and reversals (f)	-	(5,714)	-	(12,049)	(17,763)
Other costs and expenses (g)	(7,370)	1,261	(9,890)	(41,121)	(57,120)
	(1,138,622)	(12,865)	(71,177)	(54,127)	(1,276,791)

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total
					31.03.2009
Electricity purchased for resale (a)	(429,340)	-	-	-	(429,340)
Charges for use of power grid (b)	(122,701)	-	-	-	(122,701)
Personnel and management (c)	(129,868)	(958)	(35,901)	-	(166,727)
Pension and healthcare plans (Note 21)	3,562	(54)	2,011	-	5,519
Materials and supplies (d)	(11,810)	(691)	(1,370)	-	(13,871)
Raw materials and supplies
for power generation	(5,693)	-	-	-	(5,693)
Natural gas and supplies for gas business	(37,666)	-	-	-	(37,666)
Third-party services (e)	(48,210)	(6,029)	(12,077)	-	(66,316)
Depreciation and amortization	(91,704)	(3)	(5,969)	(957)	(98,633)
Provisions and reversals (f)	-	(4,396)	-	(5,155)	(9,551)
Other costs and expenses (g)	(6,869)	1,158	(11,649)	(24,757)	(42,117)
	(880,299)	(10,973)	(64,955)	(30,869)	(987,096)

Parent Company operating costs and expenses are broken down below:

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total
			31.03.2010
Management (c)	(1,568)	-	(1,568)
Healthcare plan	(62)	-	(62)
Materials and supplies	(3)	-	(3)
Third-party services (e)	(867)	-	(867)
Depreciation and amortization	-	(189)	(189)
Provisions and reversals (f)	-	(7,795)	(7,795)
Other expenses	(440)	-	(440)
	(2,940)	(7,984)	(10,924)

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total
			31.03.2009
Management (c)	(1,430)	-	(1,430)
Healthcare plan	(40)	-	(40)
Materials and supplies	(4)	-	(4)
Third-party services (e)	(600)	-	(600)
Depreciation and amortization	-	(189)	(189)
Provisions and reversals (f)	-	(2,274)	(2,274)
Other expenses	(392)	13	(379)
	(2,466)	(2,450)	(4,916)

a) Electricity purchased for resale

		Consolidated
	31.03.2010	31.03.2009
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	152,674	121,795
Furnas Centrais Elétricas S.A. - auction	86,000	76,215
Energia elétrica comprada para revenda - CVA	82,556	(16,887)
Companhia Hidro Elétrica do São Francisco - Chesf - auction	81,542	72,615
Companhia Energética de São Paulo - Cesp - auction	30,996	27,579
Program for incentive to alternative energy sources - PROINFA	30,622	6,845
Itiquira Energética S.A.	29,224	27,832
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	26,775	23,913
Dona Francisca Energética S.A.	14,814	14,895
Companhia Energética de Minas Gerais - Cemig - auction	12,762	12,349
Electric Energy Trading Chamber - CCEE	12,065	57,807
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	9,244	8,405
Light S.A. - auction	6,997	6,357
Tractbel Energia S.A. - auction	5,074	2,803
(-) Pasep/Cofins tax on electricity purchased for resale	(52,124)	(49,389)
Other utilities - auction	57,688	36,206
	586,909	429,340

b) Charges for the use of the power grid

		Consolidated
	31.03.2010	31.03.2009
System service charges - ESS	47,645	2,633
Furnas Centrais Elétricas S.A.	32,911	29,217
Cia. Transmissora de Energia Elétrica Paulista - Cteep	17,238	15,619
Companhia Hidro Elétrica do São Francisco - Chesf	15,695	14,455
Eletrosul Centrais Elétricas S.A.	11,928	10,509
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	11,289	10,487
Companhia Energética de Minas Gerais - Cemig	7,410	5,234
Novatrans Energia S.A.	5,165	4,841
National System Operator - ONS	5,115	4,078
TSN Transmissora Nordeste Sudeste de Energia S.A.	5,099	4,832
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	4,608	4,234
Empresa Amazonense de Transmissão de Energia - Eate	4,298	4,030
ATE II Transmissora de Energia S.A.	2,206	2,027
Empresa Norte de Transmissão de Energia S.A. - Ente	2,183	2,065
Itumbiara Transmissora de Energia Ltda	2,080	1,959
Expansion Transmissora de Energia Elétrica S.A.	1,990	1,878
Empresa Transmissora de Energia Oeste Ltda - Eteo	1,812	1,655
STN Sistema de Transmissão Nordeste S.A	1,753	1,653
NTE Nordeste Transmissora de Energi S.A	1,552	1,461
ATE Transmissora Energia S.A	1,453	1,359
Integração Transmissão Energia - INTESA	1,367	1,157
ATE III Transmissora de Energia S.A	1,121	1,083
Arthemis Transmissora de Energia S.A	927	884
CVA - charges	(3,326)	(2,787)
(-) Pasep/Cofins taxes on charges for the use of the power grid	(15,908)	(15,103)
Other utilities	16,955	13,241
	184,566	122,701

c) Personnel and management

	Parent Company			Consolidated
	31.03.2010	31.03.2009	31.03.2010	31.03.2009
Personnel
Wages and salaries	-	-	117,574	111,667
Social charges on payroll	-	-	42,921	39,624
	-	-	160,495	151,291
Provision for profit sharing	-	-	16,259	16,454
Meal assistance and education allowance	-	-	14,881	13,453
Compensation - voluntary redundancy/retirement	-	-	1,259	1,156
	-	-	192,894	182,354
(-) Transfers to construction in progress	-	-	(19,866)	(17,766)
	-	-	173,028	164,588
Management
Wages and salaries	1,241	1,149	2,061	1,862
Social charges on payroll	327	281	391	322
	1,568	1,430	2,452	2,184
(-) Transfers to construction in progress	-	-	(60)	(45)
	1,568	1,430	2,392	2,139
	1,568	1,430	175,420	166,727

d) Materials and Supplies

		Consolidated
	31.03.2010	31.03.2009
Materials for use in the electric system	5,074	3,494
Fuel and vehicle parts	4,940	5,036
Cafeteria supplies	1,613	1,175
Office supplies	1,082	1,384
Materials for use in civil construction	699	513
Service tools	438	520
Safety supplies	398	372
Lodging	315	196
Information technology equipment and supplies	257	520
Other materials and supplies	1,414	661
	16,230	13,871

e) Services from third-parties

		Parent Company		Consolidated
	31.03.2010	31.03.2009	31.03.2010	31.03.2009
Power grid maintenance	-	-	20,246	16,612
Authorized and registered agents	-	-	5,699	5,106
Postal services	-	-	4,635	6,187
Data processing and transmission	-	-	4,551	3,887
Administrative support services	-	-	4,337	3,920
Security	-	-	3,980	3,284
Meter reading and bill delivery	-	-	3,843	2,164
Telephone services	-	-	3,508	2,515
Technical, scientific, and administrative consulting	287	43	2,802	5,966
Travel	20	(54)	2,731	2,359
Civil maintenance services	-	-	2,458	1,272
Maintenance of easement areas	-	-	2,097	1,265
Customer service	-	-	1,742	892
Services in "green areas"	-	-	1,441	1,502
Vehicle maintenance and repairs	-	-	1,147	951
Personnel training	-	-	977	570
Freight services	-	-	831	694
Auditing	400	333	691	607
Other services	160	278	5,606	6,563
	867	600	73,322	66,316

f) Provisions and reversals

	Parent Company			Consolidated
	31.03.2010	31.03.2009	31.03.2010	31.03.2009
Provision for doubtful accounts (PDA)
PDA - customers and distributors (Note 5)	-	-	5,664	4,385
PDA - third-party services and other receivables	-	-	50	11
	-	-	5,714	4,396
Provision (reversal) for contingencies (Note 25)
Labor	-	-	20,202	760
Regulatory	-	-	45	33
Suppliers	-	-	1,002	568
Civil and administrative law	4,158	8	(12,915)	1,128
Customers	-	-	79	31
Environmental	-	-	1	10
Tax	3,637	2,266	3,635	2,625
	7,795	2,274	12,049	5,155
	7,795	2,274	17,763	9,551

g) Other operating costs and expenses

		Consolidated
	31.03.2010	31.03.2009
Compensation for the use of water resources	30,286	16,890
Concession charge - ANEEL grant	9,160	9,863
ANEEL Inspection Fee	4,999	3,811
Taxes	4,986	3,918
Losses in the disposal and sale of assets	4,947	3,203
Leases and rents	2,796	3,716
Reparations	2,684	3,984
Insurance	1,883	1,411
Own power consumption	1,580	1,488
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	375	342
Advertising	998	849
Cost and expense recovery	(11,059)	(10,659)
Other costs and expenses (revenues), net	3,485	3,301
	57,120	42,117

31 Interest Income (Expenses), Net

		Parent Company		Consolidated
	31.03.2010	31.03.2009	31.03.2010	31.03.2009
Interest income
Income from financial investments	10,110	8,984	35,959	50,123
Monetary variation of CRC transfer (Note 6)	-	-	33,250	(12,067)
Income from CRC transferred to State Gov. (Note 6)	-	-	20,184	21,242
Penalties on overdue bills	-	-	20,163	17,577
Interest on deferred regulatory assets (CVA)	-	-	5,309	6,159
Interest on taxes paid in advance	1,700	950	2,222	1,475
Fines	-	-	2,264	2,518
Interest and commissions on loan agreements	18,725	21,342	-	-
Other interest income	-	21	613	744
	30,535	31,297	119,964	87,771
(-) Interest expenses
Interest on loans and financing	20,000	30,787	29,959	45,326
Monetary and exchange variations	-	1	10,410	2,246
Interest on tax installments	2,442	-	3,867	-
IOF tax	-	-	3,484	2,467
Interest on R&D and EEP	-	-	3,462	3,882
Interest on deferred regulatory liabilities (CVA)	-	-	1,158	629
Other interest expenses	-	-	1,141	683
	22,442	30,788	53,481	55,233
	8,093	509	66,483	32,538

32 Spot Market - CCEE

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE or Spot Market), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE or Spot Market), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,243,966 (restated as of March 31, 2010), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

Current transactions at CCEE(1)

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated
					31.03.2010	31.12.2009
Current assets (Note 5)
Until December 2009	27,755	901	-	105	28,761	40,609
From January through March 2010	27,117	-	1,455	-	28,572	-
	54,872	901	1,455	105	57,333	40,609
Current liabilities (Note 19)
Until December 2009	-	-	-	-	-	1,859
From January through March 2010	-	3,899	-	-	3,899	-
	-	3,899	-	-	3,899	1,859

Changes in the CCEE balances (1)

	Balances	Payments	Additions	Balances
	31.12.2009			31.03.2010
Current assets
Until December 2008	40,609	(18,558)	6,710	28,761
From January through March 2009	-	(8,209)	36,781	28,572
	40,609	(26,767)	43,491	57,333
(-) Current liabilities
Until December 2008	1,859	(2,563)	704	-
From January through March 2009	-	(1,993)	5,892	3,899
	1,859	(4,556)	6,596	3,899
Net total	38,750	(22,211)	36,895	53,434

(1) Information unaudited by the independent auditors.

33 Financial Instruments

The use of financial instruments by the Company is restricted to Cash in Hand, Bonds and Securities, Customers and Concession and Permission Holders, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

a) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of March 31, 2010, which were close to their carrying values, are shown below:

Financial instruments
Consolidated	Market value		Book value
	31.03.2010	31.03.2010	31.12.2009
Cash and cash equivalents	1,695,486	1,695,486	1,696,152
Customers and distributors	1,013,029	1,013,029	982,284
Accounts receivable from government agencies	141,512	141,512	132,933
CRC transferred to State Government	1,275,734	1,275,734	1,254,574
Bonds and securities (1)	44,376	44,385	119,062
Collaterals and escrow deposits - bonds (1)	119,941	119,968	113,308
Loans and financing	921,786	921,786	865,842
Debentures (2)	594,739	604,518	807,579
Suppliers Eletrobrás (Itaipu)	79,263	79,263	80,104
Suppliers Petrobras (Compagas)	26,259	26,259	23,166
Other suppliers	619,991	619,991	616,055

1) The market values of quotas in investment funds have been calculated according to criteria established by the respective by-laws and ratified by the managing banks.

2) The market value of the Company’s debentures was calculated according to the Unit Price quote on March 31, 2010, obtained from the National Association of the Financial Market Institutions (ANDIMA).

b) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
Foreign currency	Assets	Liabilities	exposure
			31.03.2010
Collaterals and escrow deposits	24,748	-	24,748
Loans and financing	-	(85,292)	(85,292)
Suppliers
Eletrobrás (Itaipu)	-	(79,263)	(79,263)
Petrobras (purchase of gas by Compagas)	-	(26,259)	(26,259)
	24,748	(190,814)	(166,066)

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the 2009 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a comfortable situation in terms of supply to the power market over the next 5 years, from May 2009 until December 2013, based on the probability analyses used in this kind of study. The criteria for guarantee of supply established by the National Power Policy Council (CNPE) (risk of power deficit below 5%) is easily met in all regions of Brazil during this five-year period)(1).

(1) Unaudited information.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

7) Financial instruments - derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

8) Risk of failure to meet the construction schedule under Concession Contract no. 001/2007 – MME – Mauá Power Plant

In the event of failure to observe the construction schedule for the Mauá Power Plant, the members of Consórcio Energético Cruzeiro do Sul are subject to the fines established in the applicable legislation, particularly those established under ANEEL resolutions. In addition to penalties, the members of the consortium are liable to fulfill the power sale agreements signed in the regulated environment (CCEARs), pursuant to ANEEL regulation.

Delays in the delivery of power from the Mauá Power Plant will need to be attributable to court orders which prevented the beginning of construction or interrupted it, i.e., an obligation affected by the acts of third-parties, particularly those of the government, or to an act of God or force majeure. In these circumstances, the concession contract itself provides for the waiver of liability of the concession holders.

c) Sensitivity analysis

COPEL conducted a sensitivity analysis for the financial instruments above, in compliance with CVM Instruction no. 575, dated December 17, 2008, which requires the presentation of two additional risk scenarios with 25% and 50% deterioration of each risk variable. These scenarios may have impacts on the future income and/or cash flows of the Company, as shown below:

Assumptions:

1) Baseline: existing balances in the respective accounts as of March 31, 2010;

2) Probable scenario: maintenance of rates at the same levels observed in the average market expectations for 2010, according to the Focus Report issued the Brazilian Central Bank as of April 1, 2010;

3) Adverse Scenario: deterioration of 25% compared to the probable scenario in the main risk factor for each financial instrument;

4) Remote Scenario: deterioration of 50% compared to the probable scenario in the main risk factor for each financial instrument.

	Basis		Adverse	Remote
Operation	31.03.2010	Baseline	Scenario	Scenario

Financial Assets
Financial Investments	1,630,623	1,797,763	1,755,984	1,714,203
CRC transferred to State Government	1,275,734	1,330,240	1,308,078	1,285,916
	2,906,357	3,128,003	3,064,062	3,000,119
Financial Liabilities
Loans and financing
Foreign currency	85,292	86,203	106,616	127,939
National currency	836,494	874,326	882,325	891,872
Debentures	604,518	654,839	667,216	679,517
	1,526,304	1,615,368	1,656,157	1,699,328

This sensitivity analysis aims to measure the impact of changes in the market variables on each financial instrument used by the Company. The balances as of March 31, 2010 have been used as the basis for the projection of future balances as of December 31, 2010. The actual behavior of each debt balance will follow the respective contracts, and the balance of financial investments may fluctuate as the need or availability of cash is affected by the Company's regular operations and the operations of its subsidiaries and investees. Nevertheless, the settlement of transactions involving these estimates may result in different amounts than those estimated due to the inherent subjectivity of the process of preparation of sensitivity analyses.

34 Related-Party Transactions

h) Parent Company

					Parent Company
Related party / Nature of operation		Assets		Liabilities		Income
	31.03.2010	31.12.2009	31.03.2010	31.12.2009	31.03.2010	31.03.2009

Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	32,336	32,336	-	-
BNDESPAR (6)
Dividends payable	-	-	17,149	17,149	-	-
Senior management
Wages, social charges, and others (Note 30.c)	-	-	-	-	(1,568)	(1,430)
Pension and healthcare contributions (Note 21)	-	-	-	-	(62)	(40)

The main transactions between the Parent Company and its subsidiaries and investees are shown in Note 13, Receivables from Related Parties, and Note 14, Investments.

The Parent Company became in 2002 guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of March 31, 2010, the outstanding debt balances were R$ 31,342 and R$ 18,916, respectively.

i) Consolidated

					Consolidated
Related party / Nature of operation		Assets		Liabilities		Income
	31.03.2010	31.12.2009	31.03.2010	31.12.2009	31.03.2010	31.03.2009
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	32,336	32,336	-	-
Power supply (2)	20,123	17,692	-	-	25,352	21,946
Electricity bill installments (3)	37,030	36,270	-	-	760	1,471
Luz Fraterna Program (4)	10,318	4,030	-	-	-	-
Telecommunications services (2)	6,479	6,292	-	-	5,058	2,338
Telecom bill installments (3)	4,067	3,984	-	-	83	208
CRC (Note 6)	1,275,734	1,254,574	-	-	53,434	9,175
ICMS (VAT) (Note 7.c)	118,138	113,825	153,078	164,756	-	-
Wages and social charges of
transferred employees (5)	2,233	2,155	-	-	-	-
BNDES (6)
Financing for investments in gas pipelines (N. 17.f)	-	-	11,177	12,743	(308)	(422)
Financing for the Mauá HPP and its Associated
Transmission System (Note 17.h)	-	-	85,999	56,632	(2,536)	-
BNDESPAR (6)
Debentures (Note 18.b)	-	-	-	190,341	(3,248)	(5,561)
Dividends payable	-	-	17,149	17,149	-	-
Investees
Dona Francisca Energética
Purchase of power (7)	-	-	5,100	5,100	(14,814)	(14,895)
Dividends receivable by COPEL	2,317	-	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings	5,135	5,135	-	-	-	-
Senior management
Wages, social charges, and others (Note 30.c)	-	-	-	-	(2,452)	(2,184)
Pension and healthcare contributions (Note 21)	-	-	-	-	(62)	(40)
Other related parties
Petrobras
Lease of Araucária TPP (Note 1)	546	550	-	-	1,845	10,357
Suppy and transport of gas (8)	244	188	-	-	1,429	3,660
Purchase of gas for resale (8)	-	-	26,259	23,166	(34,125)	(37,648)
Advance payment to suppliers (8)	8,290	8,290	-	-	-	-
Dividends payable (8)	-	-	2,229	2,016	-	-
Dutopar Participações Ltda (9)
Dividends payable	-	-	2,229	2,016	-	-
Paineira Participações S.A. (10)
Dividends payable	-	-	2,145	2,145	-	-
Fundação Copel
Rent of administrative facilities	-	-	-	-	(2,032)	(1,885)
Pension and healthcare plans (Note 21)	-	-	377,372	375,481	26,054	(5,519)
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (11)
Services rendered and R&D	23,012	23,419	40	211	(1,584)	(3,760)

1) Total dividends for fiscal year 2009 distributed to the State of Paraná, controlling shareholders, amounted to R$ 73,958.

2) The amounts resulting from the operating activities of COPEL Distribuição involving related parties are billed at the rates approved by ANEEL, and those of COPEL Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

3) Agreement for renegotation of power bills and Luz Fraterna Program bills with COPEL Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with COPEL Telecomunicações, in the amount of R$ 12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

4) The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to COPEL.

5) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,036 in connection with the balances as of March 31, 2010 and December 31, 2009.

6) BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 17. Total dividends for fiscal year 2009 distributed to BNDESPAR amounted to R$ 51,193.

7) Power purchase agreement signed by Dona Francisca Energética and COPEL Geração e Transmissão, expiring on October 6, 2015.

8) These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás SA – Gaspetro. The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions. Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, and are covered by a future compensation clause. Compagas has the right to receive gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas believes it will consume the accumulated gas volumes as of December 31, 2009 in the next fiscal years.

9) Dutopar Participações Ltda. holds 24.5% of Compagas’ share capital.

10) Paineira Participações Ltda. holds 30% of ELEJOR’ share capital.

11) The Institute of Technology for Development (LACTEC) was constituted on February 6, 1997 as a nonprofit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: COPEL, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP). LACTEC has service and R&D contracts with COPEL Geração e Transmissão and COPEL Distribuição, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35 Wholly-owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, as of March 31, 2010, of the following subsidiaries of COPEL: COPEL Geração e Transmissão (GET), COPEL Distribuição (DIS), COPEL Telecomunicações (TEL), Compagas (COM), ELEJOR (ELE), UEG Araucária (UEG), COPEL Participações (PAR), COPEL Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
31.03.2010

TOTAL ASSETS	5,466,378	5,990,188	267,208	268,121	619,035	650,020	393,671	9,710	315,141
CURRENT ASSETS	1,221,163	1,673,142	58,090	65,510	70,419	143,595	8,451	8,265	5,963
Cash and cash equivalents	839,407	233,991	29,286	36,116	28,552	127,617	8,166	8,034	660
Customers and distributors, net	250,866	841,744	-	26,368	16,865	-	-	79	-
Telecommunications services, net	-	-	15,496	-	-	-	-	-	-
Dividends receivable	4,480	-	-	-	-	-	-	-	5,135
Construction in progress	18,885	75,855	-	-	272	-	-	-	-
CRC transferred to the State Government	-	50,709	-	-	-	-	-	-	-
Taxes and social contributions	6,708	134,065	2,869	556	-	15,301	285	147	147
Account for compensation of Portion A	-	183,355	-	-	-	-	-	-	-
Other regulatory assets	-	8,763	-	-	-	-	-	-	-
Bonds and securities	477	2,970	-	-	-	-	-	-	-
Collaterals and escrow deposits	77,411	19,133	-	197	23,431	28	-	-	-
Other receivables	13,191	37,272	1,588	1,032	1,299	649	-	5	21
Inventories	9,738	85,285	8,851	1,241	-	-	-	-	-
NONCURRENT ASSETS	4,245,215	4,317,046	209,118	202,611	548,616	506,425	385,220	1,445	309,178
Long-term receivables	130,984	1,700,591	11,361	29,286	231	245	-	-	90
Customers and distributors, net	-	58,035	-	19,751	-	-	-	-	-
Telecommunications services	-	-	1,011	-	-	-	-	-	-
CRC transferred to the State Government	-	1,225,025	-	-	-	-	-	-	-
Taxes and social contributions	79,682	294,933	10,350	525	-	-	-	-	-
Account for compensation of Portion A	-	41,195	-	-	-	-	-	-	-
Bonds and securities	40,937	-	-	-	-	-	-	-	-
Collaterals and escrow deposits	-	24,748	-	-	-	-	-	-	-
Judicial deposits	8,484	52,068	-	181	231	245	-	-	90
Advance payments to suppliers	-	-	-	8,290	-	-	-	-	-
Other receivables	1,881	4,587	-	539	-	-	-	-	-
Investments	397,922	4,235	-	2	-	-	385,220	-	306,352
Property, Plant, and Equipment	3,643,117	2,555,939	193,189	171,743	548,257	506,164	-	1,445	1
Intangible Assets	73,192	56,281	4,568	1,580	128	16	-	-	2,735

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
31.03.2010

TOTAL LIABILITIES	5,466,378	5,990,188	267,208	268,121	619,035	650,020	393,671	9,710	315,141
CURRENT LIABILITIES	792,884	1,312,444	24,235	54,447	55,381	4,473	-	6,428	4,678
Loans and financing	53,245	15,318	-	6,361	-	-	-	-	-
Suppliers	110,382	447,264	9,508	26,720	2,775	3,369	-	2	23
Taxes and social contributions	67,490	244,885	2,809	6,370	4,921	429	-	26	2
Dividends payable	473,108	206,481	1,156	9,098	7,150	-	-	6,400	4,647
Payroll and labor provisions	39,754	121,110	9,761	2,338	125	53	-	-	6
Post-employment benefits	5,524	14,475	902	-	-	-	-	-	-
Account for compensation of Portion A	-	71,001	-	-	-	-	-	-	-
Other regulatory liabilities	-	4,189	-	-	-	-	-	-	-
Regulatory charges	3,979	42,847	-	-	-	-	-	-	-
R&D and EEP	8,673	100,678	-	-	2,851	577	-	-	-
Concession charge - ANEEL grant	-	-	-	-	36,272	-	-	-	-
Other accounts payable	30,729	44,196	99	3,560	1,287	45	-	-	-
LONG-TERM LIABILITIES	849,045	1,498,036	15,425	15,009	272,975	3,513	-	-	4
Loans and financing	342,611	166,999	-	4,816	-	-	-	-	-
Reserves for contingencies	196,747	250,450	855	324	490	3,053	-	-	4
Investees and subsidiaries	-	669,650	-	-	272,485	-	-	-	-
Suppliers	187,854	-	-	-	-	-	-	-	-
Taxes and social contributions	-	63,254	-	8,506	-	460	-	-	-
Post-employment benefits	96,986	243,880	14,570	1,006	-	-	-	-	-
Account for compensation of Portion A	-	23,667	-	-	-	-	-	-	-
Other regulatory liabilities	-	15	-	-	-	-	-	-	-
R&D and EEP	22,188	80,121	-	-	-	-	-	-	-
Other accounts payable	2,659	-	-	357	-	-	-	-	-
SHAREHOLDERS' EQUITY	3,824,449	3,179,708	227,548	198,665	290,679	642,034	393,671	3,282	310,459
Stock capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	397,983	3,061	113,368
Capital reserves	-	-	-	-	1,322	-	39,618	-	-
Profit reserves	155,706	550,826	24,701	52,621	30,764	-	-	-	189,216
Accrued income (losses)	162,749	4,041	8,092	10,101	9,143	(65,406)	(43,930)	221	7,875
Adv. payment for future capital increase	-	-	-	-	180,000	-	-	-	-

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
31.03.2010

OPERATING REVENUES	496,109	1,786,115	40,504	70,908	46,625	1,846	-	260	-
Eletricity sales to final customers	39,173	844,297	-	-	-	-	-	-	-
Eletricity sales to distributors	381,071	15,513	-	-	46,625	-	-	260	-
Charges for the use of the power grid	66,946	906,851	-	-	-	-	-	-	-
Telecommunications revenues	-	-	40,504	-	-	-	-	-	-
Distribution of piped gas	-	-	-	70,856	-	-	-	-	-
Leases and rents	266	14,749	-	-	-	1,845	-	-	-
Other operating revenues	8,653	4,705	-	52	-	1	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(68,828)	(749,913)	(7,285)	(14,808)	(2,556)	(171)	-	(85)	-
NET OPERATING REVENUES	427,281	1,036,202	33,219	56,100	44,069	1,675	-	175	-
OPERATING COSTS AND EXPENSES	(175,534)	(1,090,488)	(21,887)	(41,291)	(20,219)	(13,806)	(36)	(73)	(344)
Energy purchased for resale	(13,938)	(635,954)	-	-	-	-	-	-	-
Charges for the use of the power grid	(47,332)	(153,478)	-	-	(1,792)	(3,353)	-	-	-
Personnel and management	(41,270)	(120,620)	(8,763)	(2,615)	(419)	(157)	-	-	(8)
Pension and healthcare plans	(6,235)	(18,330)	(1,203)	(224)	-	-	-	-	-
Materials and supplies	(3,553)	(12,341)	(268)	(18)	(31)	(16)	-	-	-
Raw materials and supplies for generation	(5,125)	-	-	-	-	(434)	-	-	-
Natural gas and supplies for gas business	-	-	-	(34,151)	-	-	-	-	-
Third-party services	(14,089)	(62,268)	(3,936)	(1,408)	(2,046)	(1,691)	-	(13)	(143)
Depreciation and amortization	(33,333)	(43,365)	(8,089)	(2,381)	(4,097)	(8,008)	-	(52)	(183)
Provisions and reversals	19,680	(30,359)	1,014	(3)	(300)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(9,160)	-	-	-	-
Other operating costs and expenses	(30,339)	(13,773)	(642)	(491)	(2,374)	(147)	(36)	(8)	(10)
GROSS OPERATING INCOME (LOSSES)	251,747	(54,286)	11,332	14,809	23,850	(12,131)	(36)	102	(344)
Interest income (expenses)	2,662	60,839	908	595	(9,858)	2,900	165	159	20
Result of equity in investees	(5,280)	-	-	-	-	-	(5,539)	-	8,199
OPERATING INCOME (LOSSES)	249,129	6,553	12,240	15,404	13,992	(9,231)	(5,410)	261	7,875
Provision for income tax and s. contribution	(76,720)	(58,326)	(3,789)	(5,304)	(4,849)	-	(25)	(40)	-
Deferred income tax and social contribution	(9,660)	55,814	(359)	1	-	-	-	-	-
INCOME (LOSSES) FOR THE PERIOD	162,749	4,041	8,092	10,101	9,143	(9,231)	(5,435)	221	7,875

36 Statement of Operations Broken Down by Company

     In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the quarter ended on March 31, 2010, not taking into account the results of equity in the Parent Company s subsidiaries.

STATEMENT OF OPERATIONS								Parent	Subtractions and
	GET	DIS	TEL	COM	ELE	UEG	Other	Company	noncontrolling	Consolidated
31.03.2010									interests

OPERATING REVENUES	496,109	1,786,115	40,504	70,908	46,625	1,846	260	-	(97,811)	2,344,556
Eletricity sales to final customers	39,173	844,297	-	-	-	-	-	-	(1,064)	882,406
Eletricity sales to distributors	381,071	15,513	-	-	46,625	-	260	-	(62,983)	380,486
Charges for the use of the power grid	66,946	906,851	-	-	-	-	-	-	(21,389)	952,408
Telecommunications revenues	-	-	40,504	-	-	-	-	-	(10,506)	29,998
Distribution of piped gas	-	-	-	70,856	-	-	-	-	-	70,856
Leases and rents	266	14,749	-	-	-	1,845	-	-	(300)	16,560
Other operating revenues	8,653	4,705	-	52	-	1	-	-	(1,569)	11,842
DEDUCTIONS FROM OPERATING REVEN	(68,828)	(749,913)	(7,285)	(14,808)	(2,556)	(171)	(85)	-	-	(843,646)
NET OPERATING REVENUES	427,281	1,036,202	33,219	56,100	44,069	1,675	175	-	(97,811)	1,500,910
OPERATING COSTS AND EXPENSES	(175,534)	(1,090,488)	(21,887)	(41,291)	(20,219)	(13,806)	(453)	(10,924)	97,811	(1,276,791)
Energy purchased for resale	(13,938)	(635,954)	-	-	-	-	-	-	62,983	(586,909)
Charges for the use of the power grid	(47,332)	(153,478)	-	-	(1,792)	(3,353)	-	-	21,389	(184,566)
Personnel and management	(41,270)	(120,620)	(8,763)	(2,615)	(419)	(157)	(8)	(1,568)	-	(175,420)
Pension and healthcare plans	(6,235)	(18,330)	(1,203)	(224)	-	-	-	(62)	-	(26,054)
Materials and supplies	(3,553)	(12,341)	(268)	(18)	(31)	(16)	-	(3)	-	(16,230)
Raw materials and supplies for generation	(5,125)	-	-	-	-	(434)	-	-	-	(5,559)
Natural gas and supplies for gas business	-	-	-	(34,151)	-	-	-	-	-	(34,151)
Third-party services	(14,089)	(62,268)	(3,936)	(1,408)	(2,046)	(1,691)	(156)	(867)	13,139	(73,322)
Depreciation and amortization	(33,333)	(43,365)	(8,089)	(2,381)	(4,097)	(8,008)	(235)	(189)	-	(99,697)
Provisions and reversals	19,680	(30,359)	1,014	(3)	(300)	-	-	(7,795)	-	(17,763)
Concession charge - ANEEL grant	-	-	-	-	(9,160)	-	-	-	-	(9,160)
Compensation for use of water resources	(28,268)	-	-	-	(2,018)	-	-	-	-	(30,286)
Other operating costs and expenses	(2,071)	(13,773)	(642)	(491)	(356)	(147)	(54)	(440)	300	(17,674)
GROSS OPERATING INCOME (LOSSES)	251,747	(54,286)	11,332	14,809	23,850	(12,131)	(278)	(10,924)	-	224,119
Interest income (expenses)	2,662	60,839	908	595	(9,858)	2,900	344	8,093	-	66,483
Equity in results of investees	-	-	-	-	-	-	8,199	33,315	-	41,514
OPERATING INCOME (LOSSES)	254,409	6,553	12,240	15,404	13,992	(9,231)	8,265	30,484	-	332,116
Provision for income tax and s. contribution	(76,720)	(58,326)	(3,789)	(5,304)	(4,849)	-	(65)	(997)	-	(150,050)
Deferred income tax and social contribution	(9,660)	55,814	(359)	1	-	-	-	1,965	-	47,761
Non-controlling shareholders' interests	-	-	-	-	-	-	-	-	(5,846)	(5,846)
INCOME (LOSSES) FOR THE PERIOD	168,029	4,041	8,092	10,101	9,143	(9,231)	8,200	31,452	(5,846)	223,981

37 Statement of Added Value

For the quarters ended on March 31, 2010 and March 31, 2009:

STATEMENT OF ADDED VALUE

for the quarters ended on March 31, 2010 and 2009

(in thousands of reais)

		Consolidated
	31.03.2010	31.03.2009

Revenues
Eletricity, services, and other revenues	2,344,556	2,077,541
Allowance for doubtful accounts	(5,714)	(4,396)
Other operating revenues (expenses)	(5,285)	(3,472)
Total	2,333,557	2,069,673

( - ) Supplies acquired from third parties
Energy purchased for resale	639,033	478,729
Charges for the use of the power grid ( - ) ESS	152,604	135,171
Materials, supplies, and services from third-parties	98,217	88,425
Natural gas and supplies for the gas business	43,359	48,111
Emergency capacity charges and PROINFA	3,168	56
Other	20,807	15,431
Total	957,188	765,923

( = ) GROSS ADDED VALUE	1,376,369	1,303,750

( - ) Depreciation and amortization	99,697	98,633

( = ) NET ADDED VALUE	1,276,672	1,205,117

( + ) Transferred Added Value
Interest Income	119,964	87,771
Result of equity in subsidiaries and investees	41,514	11,174
Total	161,478	98,945

ADDED VALUE TO DISTRIBUTE	1,438,150	1,304,062
(next page)

(continued)
			Consolidated
	31.03.2010%		31.03.2009%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	119,635		113,529
Pension and healthcare plans	26,053		(5,519)
Meal assistance and education allowance	14,881		13,453
Social charges - FGTS	10,138		9,624
Labor indemnifications (reversal)	1,260		1,156
Profit sharing	16,259		16,454
Transfer to construction in progress	(19,926)		(17,811)
Total	168,300	11.7	130,886	10.0

Government
Federal	500,390		439,328
State	485,923		400,642
Municipal	1,073		858
Total	987,386	68.6	840,828	64.5

Financing agents
Interests and penalties	49,841		52,766
Leases and rents	2,796		3,716
Total	52,637	3.7	56,482	4.3

Shareholders
Non-controlling shareholders' interests	5,846		3,795
Retained earnings	223,981		272,071
Total	229,827	16.0	275,866	21.2

	1,438,150		1,304,062

The accompanying notes are an integral part of these financial statements.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

(In thousands of reais, except where otherwise indicated)

38 Distribution

Customer connections In March 2010, COPEL supplied 3,655,255 customers (3,549,256 in March 2009), with an increase of 105,999 customers (3.0%) over the past 12 months.

Compact-design distribution lines COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of March 2010 was 1,947 km (1,681 km as of March 2009), with an increase of 266 km (15.8%) over the past 12 months.

Secondary Isolated Lines COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

  improvement in DEC and FEC distribution performance indicators;

  defense against illegal connections;

  improved environmental conditions and reduced tree areas subject to trimming;

  improved safety;

  reduced voltage drops throughout the grid; and

  increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of March 2010 was 5,215 km (3,988 km as of March 2009), with an increase of 1,227 km (30.8%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through March 2010 was 6,494.6 GWh (3,944.2 GWh in the same period of 2009). The Company purchased 4,150.9 GWh from CCEAR (auction) (against 3,685.7 GWh in the same period of 2009) and 1,305.9 GWh from Itaipu (against 1,319.6 GWh in the same period of 2009), as shown in the flowchart below:

Notes:

(a) Includes amounts dealt between COPEL's subsidiaries.
(b) Amounts subject to change after final accounting by CCEE.
(c) CG = Center of gravity of the submarket (diff. between energy under contract & energy received in the CG - set forth under contract).

Energy Sales (MWh) The following table features COPEL s total energy sales, including those by COPEL Distribuição and those by COPEL Geração e Transmissão:

			In MWh
	Jan - Mar 2010	Jan - Mar 2009	Variation
Copel Distribuição
Captive Market	5,377,503	4,971,457	8.2%
Categories: residential	1,498,955	1,414,107	6.0%
industrial	1,709,919	1,550,756	10.3%
commercial	1,172,214	1,067,551	9.8%
rural	488,941	450,462	8.5%
other	507,474	488,581	3.9%
Concession and permission holders	137,109	123,715	10.8%
Total for Copel Distribuição	5,514,612	5,095,172	8.2%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	309,100	283,628	9.0%
CCEAR (other utilities)	3,359,183	3,356,899	0.1%
Adjustment Auction (Copel Distribuição)	-	38,502	-100.0%
Free customers	232,132	269,723	-13.9%
Bilateral contracts	253,439	249,899	1.4%
CCEE	126,952	36,848	244.5%
Total for Copel Geração e Transmissão	4,280,806	4,235,499	1.1%
Total	9,795,418	9,330,671	5.0%

Obs.: This does not include energy made available through the Energy Reallocation Mechanism (MRE)
      CCEE: Electric Energy Trading Chamber
      CCEAR: Agreements for Energy Trade on the Regulated Power Market
      ACR: Regulated Power Market

COPEL Distribuição s captive market The captive market alone consumed 5,377.5 GWh, with 8.2% growth. This performance was influenced mostly by:

  an increase in the number of customers across all customer categories;

  increases of 4.9%, 8.0%, 3.0%, and 3.6% in average industrial, commercial, residential, and rural consumption, respectively; and

  government measures against the economic crisis.

Residential customers consumed 1,499.0 GWh, with 6.0% growth, influenced by (i) a 2.9% increase in the number of customers and (ii) higher sales of electric appliances and electronics, on account of the improving job market, the lower IPI tax on electric appliances, the interest rate cut, and the appreciation of the real against the U.S. dollar. This customer category accounted for 27.9% of COPEL s captive market consumption. At the end of the period, COPEL recorded 2,881,156 residential customers.

Industrial customers consumed 1,709.9 GWh, with a 10.3% increase on account of the economic recovery. This customer category accounted for 31.8% of COPEL’s captive market consumption. At the end of the first quarter of 2010, COPEL supplied power to 67,087 captive industrial customers.

Commercial customers consumed 1,172.2 GWh, with 9.8% growth, spurred by government measures against the economic crisis. This customer category accounted for 21.8% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 300,359 commercial customers.

Rural customers consumed 488.9 GWh, with 8.5% growth, on account of the 4.8% increase in the number of customers and the economic recovery. This customer category accounted for 9.1% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 358,047 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 507.5 GWh, with 3.9% growth. These categories accounted for 9.4% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 48,596 customers in these categories.

Number of customers – The number of final customers (captive customers of COPEL Distribuição plus free customers supplied by COPEL Geração e Transmissão) billed in March 2010 was 3,655,255, representing growth of 3.0% over the same month of 2009.

Category			Customers
	March 2010	March 2009	Variation
Residential	2,881,156	2,800,788	2.9%
Industrial	67,087	63,850	5.1%
Commercial	300,359	295,530	1.6%
Rural	358,047	341,699	4.8%
Other	48,596	47,375	2.6%
Total for captive customers	3,655,245	3,549,242	3.0%
Free customers - Copel Geração e Transmissão	10	14	-28.6%
Total	3,655,255	3,549,256	3.0%

39 Management

Workforce – COPEL’s workforce at the end of the first quarter of 2010 amounted to 8,440 employees assigned to the Company’s wholly-owned subsidiaries and 126 employees assigned to the companies controlled by COPEL, as follows:

		Employees
	March 2010	March 2009
Wholly-owned subsidiaries
Copel Geração e Transmissão	1,542	1,564
Copel Distribuição	6,484	6,464
Copel Telecomunicações	414	348
	8,440	8,376
Subsidiaries
Compagas	109	103
Elejor (Santa Clara)	7	6
UEG Araucária	10	3
	126	112

40 Investor Relations

From January through March 2010, COPEL’s common shares (ON - code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 92% and 100%, respectively, of the São Paulo Stock Exchange (BM&FBOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. Out of the 63 securities that make up the Ibovespa index, COPEL’s class B shares accounted for 0.6% of the portfolio, with a Beta index of 0.55.

COPEL also accounts for 6.3% of the IEE (Electric Energy Index) portfolio and 1.0% of the ISE (Corporate Sustainability Index) portfolio.

As reported by BM&FBOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 37.20 (a positive variation of 1.9%), and class B preferred shares were traded at R$ 36.41 (a 1.7% drop). From January through March, the Ibovespa index recorded a variation of 2.6%.

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 20.48 at the end of the period (a 4.5% increase). Over this period, the Dow Jones index increased 4.1%.

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are traded under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 100% of the trading sessions and had a closing price of 15.17 euros at the end of the period (a 2.4% variation).

.
Stock performance - January through March 2010	Common Shares		Class B Preferred Shares
	Total	Daily average	Total	Daily average
Bovespa
Trades	744	14	102,720	1,712
Number of shares	738,800	13,433	32,293,000	538,217
Volume (in thousands of reais)	27,710	504	1,222,445	20,374
Trading sessions	55	92%	60	100%
Nyse
Number of shares	11,820	739	24,209,414	396,876
Volume (in thousands of dollars)	249	16	515,212	8,446
Trading sessions	16	26%	61	100%
Latibex
Number of shares	-	-	251,893	4,129
Volume (in thousands of euros)	-	-	3,928	64
Trading sessions	-	-	61	100%

41 Rates

The average rate for sales to final customers in March 2010 reached R$ 212.87/MWh, representing a 3.2% increase compared with the rate effective in March 2009.

Average rates for sales to final customers are shown below:

.
Average rates to final customers (a)			R$/MWh
	March 2010	March 2009	Variation
Residential	271.14	257.49	5.3%
Industrial (b)	180.68	176.79	2.2%
Commercial	228.49	225.18	1.5%
Rural	156.74	151.21	3.7%
Others	177.98	173.00	2.9%
	212.87	206.34	3.2%

(a) Net of ICMS (VAT)
(b) Does not include free customers

Under ANEEL Resolution no. 919/09, the rate for transport of power from Itaipu Binational was reduced by 1.6%, to US$ 24.63/kW, applicable in 2010.

The main rates for power purchased by COPEL are shown below:

Rates for electricity purchases			R$/MWh
	March 2010	March 2009	Variation
Itaipu	90.35	116.41	-22.4%
Auction - CCEAR 2005-2012	70.82	67.39	5.1%
Auction - CCEAR 2006-2013	82.94	78.92	5.1%
Auction - CCEAR 2007-2014	92.93	89.26	4.1%
Auction - CCEAR 2007-2014 (A-1)	118.41	112.56	5.2%
Auction - CCEAR 2008-2015	99.75	94.86	5.2%
Auction - CCEAR 2008-H30	124.85	118.74	5.1%
Auction - CCEAR 2008-T15 (a)	154.22	146.60	5.2%
Auction - CCEAR 2009-2016	112.07	107.50	4.3%
Auction - CCEAR 2009-H30	133.26	126.67	5.2%
Auction - CCEAR 2009-T15 (a)	150.73	143.28	5.2%
Auction – CCEAR 2010 – H30	111.32	-	-
Auction – CCEAR 2010 – T15	147.97	-	-

(a) Average auction price restated according to the IPCA inflation index. In practice, prices are composed of three elements: a fixed portion, a variable portion, and CCEE expenses. The cost of the latter two depends on facility dispatch pursuant to National System Operator scheduling.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors			R$/MWh
	March 2010	March 2009	Variation
Auction - CCEAR 2005-2012	70.96	67.62	4.9%
Auction - CCEAR 2006-2013	83.35	79.38	5.0%
Auction - CCEAR 2007-2014	93.22	88.96	4.8%
Auction - CCEAR 2008-2015	98.92	94.27	4.9%
Auction - CCEAR 2009-2016	113.10	107.96	4.8%
Utilities within Paraná	139.68	122.26	14.2

42 Economic and Financial Performance

Revenues (Note 28)

As of March 2010, net operating revenues reached R$ 1,500,910, an amount 10.6% greater than the R$ 1,356,629 recorded from as of March 2009.

This increase resulted mostly from the following factors:

(i) a 17.2% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (8.2% of captive market growth in the first quarter of 2010);

(ii) a 13.7% increase in revenues from sales to distributors, mostly on account of the revenues from auction transactions and from the Electric Energy Trading Chamber (CCEE).

(iii) a 27.0% increase in COPEL Telecomunicações revenues due to service to new customers and added services to existing ones; and

(iv) an 18.3% reduction in "other operating revenues", due mostly to lower revenues from the lease of the Araucária Thermal Power Plant.

Operating Costs and Expenses (Note 30)

At the end of March 2010, operating costs and expenses amounted to R$ 1,276,791, representing an increase of 29.3% over the R$ 987,096 recorded in the same period of 2009. The main variations were:

A 36.7% increase in power purchased for resale due mostly to increases in: (i) the CVA regulatory asset on energy sales, in the amount of R$ 86,557; (ii) electricity purchases at auctions, in the amount of R$ 50,637; (iii) purchases from Itaipu, in the amount of R$ 26,884; (iv) an offsetting reduction in power purchased at CCEE, in the amount of R$ 45,742.

A 50.4% increase in charges for the use of the power grid, due mostly to the R$ 45,012 increase in System Service Charges (ESS), which includes the CVA variation.

A 5.2% increase in personnel and management expenses which amounted to R$ 175,420 as of March 2010 compared to the same period last year. This increase was due basically to the 4.97% wage increase (accrued INPC inflation index of 4.45% plus actual increase of 0.5%) and a 1.0% wage adjustment, amounting to 6.02%, applied as of October 2009, and to the increase in social charges on payroll.

The 17.0% increase in materials compared to the same period of 2009 was due mostly to higher purchases of materials and supplies for the power grid, cafeteria supplies, vehicle tires, and uniforms.

The 10.6% increase in third-party services was due mostly to higher expenses with power grid maintenance.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 323,816 in March 2010, a figure 30.83% lower than the one recorded in the same period of last year (R$ 468.166), as shown below:

.
Calculation of EBITDA		Consolidated
	31.03.2010	31.03.2009
Net income for the period	223,981	272,071
Deferred IRPJ and CSLL	(47,761)	31,081
Provision for IRPJ and CSLL	150,050	106,298
Equity in results of investees	(41,514)	(11,174)
Interest expenses (income), net	(66,483)	(32,538)
Non-controlling shareholders' interests	5,846	3,795
EBIT	224,119	369,533
Depreciation and amortizaion	99,697	98,633
Adjusted EBITDA	323,816	468,166
Net Operating Revenues - NOR	1,500,910	1,356,629
EBITDA Margin%(1)	21.6%	34.5%
(1) EBITDA ÷ NOR

Net income

From January through March 2010, COPEL recorded net income of R$ 223,981, corresponding to R$ 0.8185 per share.

The non financial/accounting information in Comments on the Performance of the Company in the Quarter has not been audited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
	CREDIT SUISSE HEDGING-GRIFFO CV S.A (FUNDS)	9,774,900	6.74	-	-	175,830	0.14	9,950,730	3.64
	BLACKROCK INC. (FUNDS)	-	-	-	-	7,817,189	6.10	7,817,189	2.86
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	11,928,807	8.23	394,801	100.00	92,940,830	72.47	105,264,438	38.47
	TOTAL	145,031,080	100.00	394,801	100.00	128,229,494	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2009 (In Shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
		-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	396,063	100.00	100,932,587	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2010 (In Shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	394,801	100.00	100,933,849	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	394,801	100.00	128,229,494	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	394,801	100.00	100,933,849	78.71	123,032,246	44.96

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2009 (In Shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96

(1) Unaudited Information.

COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Executive Secretary	RONALD THADEU RAVEDUTTI
Members	JORGE MICHEL LEPELTIER
JOÃO CARLOS FASSINA
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
ROGÉRIO DE PAULA QUADROS
AUDIT COMMITTEE
Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS
FISCAL COUNCIL
Chairman	OSMAR ALFREDO KOHLER
Members	HERON ARZUA
MASSAO FABIO OYA
MURICI DOS SANTOS
WILSON PORTES
BOARD OF OFFICERS
Chief Executive Officer	RONALD THADEU RAVEDUTTI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	RAFAEL IATAURO
Chief Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	VLADEMIR SANTO DALEFFE
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	REGINA MARIA BUENO BACELLAR
Chief Engineering Officer	EDSON SARDETO
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN
ACCOUNTANT
Accountant – CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact:
ri@copel.com -	Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359
Fax: +55 (41) 3331-2849

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION

To the Shareholders, Directors, and Officers of
Companhia Paranaense de Energia - COPEL
Curitiba - PR

1. We have reviewed the financial information (parent company and consolidated) contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL and its subsidiaries for the quarter ended on March 31, 2010, comprising the balance sheet, the statements of operations, the statements of cash flows, changes in shareholders’ equity, and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information contained in the quarterly report discussed above so as to make it compliant with the accounting practices adopted in Brazil, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly reports.

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

4. As discussed in Note 3, during the year of 2009 several pronouncements, interpretations, and technical guidelines were issued by the Accounting Pronouncements Committee (CPC), effective in 2010, changing the accounting practices adopted in Brazil. As allowed by CVM Ruling no. 603/09, Company management has chosen to present its quarterly information report in accordance with the accounting practices in effect until December 31, 2009, i.e., the Company did not apply the new rules in effect in 2010. As required by Ruling no. 603/09, COPEL disclosed this fact in Note 3 of the Quarterly Information Report, together with a description of the main changes which may have an impact on its end-of-period financial statements and explanations about the reasons preventing the presentation of estimates of their potential effects on shareholders' equity and income.

Curitiba, May 12, 2010.

DELOITTE TOUCHE TOHMATSU Independent Auditors CRC nº 2 SP-011.609/O-8 F-PR	Iara Pasian Accountant CRC nº 1 SP-121.517/O-3 S-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 14, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.